                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-25175
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 18, 1997)

                                  $600,000,000

                              OWENS-ILLINOIS, INC.
    [LOGO]
                    $300,000,000 7.85% SENIOR NOTES DUE 2004

                    $300,000,000 8.10% SENIOR NOTES DUE 2007
                               -----------------

                    INTEREST PAYABLE MAY 15 AND NOVEMBER 15
                             ---------------------

NEITHER THE SENIOR NOTES DUE 2004 NOR THE SENIOR NOTES DUE 2007 WILL BE REDEEMABLE PRIOR TO MATURITY NOR WILL THEY BE ENTITLED TO ANY SINKING FUND. THE
 NOTES WILL BE REPRESENTED BY REGISTERED GLOBAL SECURITIES REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITORY") OR ITS NOMINEE.
  BENEFICIAL INTERESTS IN THE REGISTERED GLOBAL SECURITIES WILL BE SHOWN ON, AND TRANSFERS WILL BE EFFECTED THROUGH, RECORDS MAINTAINED BY THE
        DEPOSITORY OR ITS PARTICIPANTS. SEE "DESCRIPTION OF THE NOTES."

THE NOTES WILL BE SENIOR UNSECURED OBLIGATIONS OF THE COMPANY AND WILL RANK PARI PASSU WITH ALL OTHER SENIOR UNSECURED OBLIGATIONS OF THE COMPANY, INCLUDING
  ITS OBLIGATIONS UNDER THE AMENDED CREDIT FACILITY, AND SENIOR IN RIGHT OF PAYMENT TO ALL EXISTING AND FUTURE SUBORDINATED DEBT OF THE COMPANY.
    SUBSTANTIALLY ALL OF THE OPERATIONS OF THE COMPANY ARE CONDUCTED
     THROUGH ITS SUBSIDIARIES. THEREFORE, THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO THE CLAIMS OF CREDITORS OF SUCH SUBSIDIARIES. AT
       MARCH 31, 1997, ON A PRO FORMA BASIS AFTER GIVING EFFECT TO THE REFINANCING AND THE AVIR ACQUISITION, THE COMPANY, EXCLUDING ITS
        SUBSIDIARIES, WOULD HAVE HAD APPROXIMATELY $3.0 BILLION OF
         INDEBTEDNESS OUTSTANDING AND THE COMPANY'S SUBSIDIARIES WOULD
         HAVE HAD  APPROXIMATELY $2.4 BILLION OF LIABILITIES. SEE
                 "RISK FACTORS" AND "DESCRIPTION OF THE NOTES."

THE SENIOR NOTE OFFERINGS ARE BEING MADE CONCURRENTLY WITH THE COMPANY'S EQUITY OFFERINGS. CONSUMMATION OF THE SENIOR NOTE OFFERINGS IS CONDITIONED UPON THE
 CONSUMMATION OF THE EQUITY OFFERINGS AND THE RELEASE OF THE COLLATERAL SECURING, AND GUARANTEES OF, THE COMPANY'S EXISTING CREDIT FACILITY AND ITS
   OUTSTANDING SENIOR DEBENTURES. ON APRIL 25, 1997, THE COMPANY COMMENCED A
    TENDER OFFER FOR ITS OUTSTANDING SENIOR DEBENTURES, THE CONSUMMATION OF WHICH WILL BE SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. AS OF
     MAY 9, 1997, THE HOLDERS OF APPROXIMATELY $953.5 MILLION AGGREGATE
      PRINCIPAL AMOUNT OF OUTSTANDING SENIOR DEBENTURES HAD VALIDLY AND,
      EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES, IRREVOCABLY TENDERED
       THEIR OUTSTANDING SENIOR DEBENTURES FOR PAYMENT IN THE TENDER
       OFFER.  THE TENDER OFFER IS SCHEDULED TO EXPIRE AT MIDNIGHT, MAY
                   22, 1997. SEE "THE PROPOSED REFINANCING."
                            ------------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE S-10 FOR A DISCUSSION OF CERTAIN FACTORS
                                      THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

           SENIOR NOTES DUE 2004 - PRICE 99.878% AND ACCRUED INTEREST SENIOR NOTES DUE 2007 - PRICE 99.865% AND ACCRUED INTEREST
                              -------------------

                                                                                UNDERWRITING
                                                                PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                               PUBLIC(1)       COMMISSIONS(2)    COMPANY(1)(3)
                                                            ----------------  ----------------  ----------------
PER 7.85% SENIOR NOTE DUE 2004............................      99.878%            1.125%           98.753%
  TOTAL...................................................    $299,634,000       $3,375,000       $296,259,000
PER 8.10% SENIOR NOTE DUE 2007............................      99.865%            1.375%           98.490%
  TOTAL...................................................    $299,595,000       $4,125,000       $295,470,000

-------------
     (1)  PLUS ACCRUED INTEREST FROM MAY 15, 1997.
     (2) THE COMPANY HAS AGREED TO INDEMNIFY THE SEVERAL UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

     (3) BEFORE DEDUCTION OF EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $2.3 MILLION.
                            ------------------------

    THE NOTES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SIMPSON THACHER & BARTLETT, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE NOTES WILL BE MADE ON OR ABOUT MAY 16, 1997 THROUGH THE BOOK-ENTRY FACILITIES OF THE DEPOSITORY, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                             ---------------------

MORGAN STANLEY & CO.
                  INCORPORATED

              BT SECURITIES CORPORATION

                             CREDIT SUISSE FIRST BOSTON

                                          NATIONSBANC CAPITAL MARKETS, INC.

                                                     SALOMON BROTHERS INC
MAY 13, 1997.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IS IT UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                               PAGE
                                                                                                             ---------
Prospectus Supplement Summary..............................................................................        S-3
Risk Factors...............................................................................................       S-10
The Company................................................................................................       S-12
The Proposed Refinancing...................................................................................       S-14
Use of Proceeds............................................................................................       S-16
Consolidated Capitalization................................................................................       S-17
Unaudited Pro Forma Consolidated Financial Information.....................................................       S-18
Selected Consolidated Financial Data.......................................................................       S-26
Management's Discussion and Analysis of Financial Condition and Results of Operations......................       S-29
Business...................................................................................................       S-35
Description of the Notes...................................................................................       S-40
Underwriters...............................................................................................       S-46
Legal Matters..............................................................................................       S-47

                                                      PROSPECTUS

Available Information......................................................................................          2
Incorporation of Certain Documents By Reference............................................................          2
The Company................................................................................................          3
Use of Proceeds............................................................................................          4
Ratio of Earnings to Fixed Charges.........................................................................          4
Description of Debt Securities.............................................................................          5
Section 203 of the DGCL....................................................................................         12
Plan of Distribution.......................................................................................         13
Legal Matters..............................................................................................         14
Experts....................................................................................................         14

                               ------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, THE NOTES THERETO AND THE OTHER FINANCIAL DATA CONTAINED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH HEREIN UNDER THE CAPTION "RISK FACTORS" AND ARE URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. CONCURRENTLY WITH THE OFFERINGS OF THE SENIOR NOTES (THE "SENIOR NOTE OFFERINGS"), THE COMPANY IS OFFERING 14,750,000 SHARES OF COMMON STOCK (THE "EQUITY OFFERINGS" AND, TOGETHER WITH THE SENIOR NOTE OFFERINGS, THE "OFFERINGS"). UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION IN THE EQUITY OFFERINGS. THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECT," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES" AND SIMILAR WORDS OR PHRASES. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED. ALL REFERENCES TO THE "COMPANY" SHALL MEAN OWENS-ILLINOIS, INC. AND ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                  THE COMPANY

    The Company is one of the world's leading manufacturers of packaging products and is the largest manufacturer of glass containers in the United States, North America, South America and India, and, with the Company's recent acquisition of AVIR S.p.A. ("AVIR"), the second largest manufacturer of glass containers in Europe. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In 1992, the first full year following the Company's initial public offering of its Common Stock, the Company reported earnings from continuing operations of $78.3 million, or $.66 per share. In 1996, reported earnings from continuing operations were $191.1 million, or $1.58 per share.

    In 1996, on a pro forma basis after giving effect to the AVIR Acquisition (as defined herein), the Company's international glass container operations contributed over $1.7 billion, or approximately 39%, of net sales, and its domestic glass container operations contributed approximately 37% of net sales. In the United States, the Company has more than a 40% share of the U.S. glass container segment of the rigid packaging market. The Company also manufactures plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. The Company's plastics and closures businesses contributed approximately $1.1 billion, or 24%, of the Company's net sales in 1996, on a pro forma basis after giving effect to the AVIR Acquisition. The Company is the market leader in the plastic container and closures segments of the rigid packaging market. The Company competes in these segments by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development, and packaging innovation.

    The Company believes it is the technological leader and low-cost producer in the worldwide glass container segment of the rigid packaging market and in most other segments of such market in which it participates. Over the past five years, the Company has invested more than $250 million in research, development and engineering and nearly $1.5 billion in capital expenditures to translate its technology into new products and improved productivity. Through its investments in capital equipment, processes and engineering, the Company strives to increase machine productivity, improve process quality and control costs. By utilizing a total-system approach to production technology and process control improvements, the Company has been able to achieve significant annual machine and labor productivity gains. As a result, the Company believes it is able to maintain a service and cost competitive advantage over its major competitors in most market segments in which it participates. The Company's technical leadership also provides significant licensing opportunities in the growing international glass market and, on a selected basis, in the international plastics market.

    The Company's business strategy is to (i) expand its international glass container operations; (ii) grow its plastics and closures businesses both domestically and internationally; and (iii) continue to improve domestic glass container margins. See "The Company."

                            THE PROPOSED REFINANCING

    The Company intends to implement a refinancing plan designed to reduce interest expense, reduce the amount and extend the maturities of the Company's outstanding long-term debt, improve financial flexibility and increase share owners' equity. The refinancing contemplates that the Company will use the proceeds from the Equity Offerings and the Senior Note Offerings and borrowings under its bank credit facility (the "Existing Credit Facility"), which the Company expects to amend prior to the closing of the Offerings to, among other things, increase the borrowing capacity thereunder from $1.8 billion to $3.0 billion (the "Amended Credit Facility"), to (a) repurchase the $1.0 billion aggregate principal amount of the Company's currently outstanding 11% Senior Debentures due 2003 (the "Outstanding Senior Debentures") pursuant to the terms of a tender offer (the "Tender Offer") occurring concurrently with the Offerings and (b) redeem $950.0 million aggregate principal amount of the Company's Senior Subordinated Notes (the "Senior Subordinated Notes"), $250.0 million aggregate principal amount of which are redeemable at the option of the Company as of the date hereof and the remaining $700.0 million aggregate principal amount of which become redeemable at the option of the Company at various times in 1997 beginning on June 15, 1997 (the transactions described above being referred to herein, collectively, as the "Refinancing"). Consummation of the Senior Note Offerings is conditioned upon (i) the consummation of the Equity Offerings, (ii) the release of the collateral securing, and the guarantees of, the Company's obligations under the Existing Credit Facility and the Outstanding Senior Debentures prior to or concurrently with the consummation of the Senior Note Offerings and (iii) the consent of the requisite lenders under the Existing Credit Facility to the issuance of the Notes in the Senior Note Offerings. Consummation of the Equity Offerings is not subject to any of such conditions.

    The Company intends to use the net proceeds from the Offerings to consummate the Tender Offer. If the Company does not enter into the Amended Credit Facility, upon consummation of the Offerings the Company will have sufficient funds to consummate the Tender Offer only. The Company expects to redeem the Senior Subordinated Notes with borrowings under the Amended Credit Facility. The redemption of the Senior Subordinated Notes will be made at the discretion of the Company, depending on prevailing market and economic conditions, when and as the Senior Subordinated Notes become redeemable. Although the Company anticipates that the Amended Credit Facility will be effective prior to, or concurrently with, the consummation of the Offerings and that the additional borrowing capacity will be available to the Company at such time, there can be no assurance that such will be the case or that, without funds available under the Amended Credit Facility, the Company will have adequate funds available to consummate the Tender Offer or redeem the Senior Subordinated Notes as they become redeemable. See "The Proposed Refinancing" and "Use of Proceeds."

    For recent developments relating to the Tender Offer and the Amended Credit Facility, see "--Recent Developments--Outstanding Senior Debenture Tender Offer" and "--Recent Developments--Amended Credit Facility."

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

    In February 1997, the Company acquired a controlling interest of approximately 79% in AVIR, the largest manufacturer of glass containers in Italy and the Czech Republic, and the fourth largest in Spain. The Company believes the addition of AVIR, combined with existing manufacturing operations located throughout Europe, will position the Company to better serve the growing market for glass containers in Western, Eastern and Central Europe. The Company has initiated a tender offer for the remaining 21% of the AVIR shares that are publicly held. The tender offer is scheduled to expire on May 22, 1997, and there can be no assurance that the Company will acquire all of the remaining outstanding AVIR shares. Based upon current exchange rates, the Company expects that the total consideration to be paid by the Company for 100% of the AVIR shares (the "AVIR Acquisition") will be approximately $571.1 million.

    In February 1997, the Company acquired certain assets from Anchor Glass Container Corporation (the "Anchor Assets") as part of the Anchor bankruptcy proceedings. The Anchor Assets include both manufacturing assets and contractual agreements with a major U.S. brewer, including a partnership interest in a glass manufacturing facility. The Company acquired the Anchor Assets for approximately $125.0 million plus the assumption of certain liabilities.

OUTSTANDING SENIOR DEBENTURE TENDER OFFER

    On April 25, 1997, the Company commenced the Tender Offer and, in conjunction therewith, solicited the consents of the holders of the Outstanding Senior Debentures to the Proposed Indenture Amendments (as herein defined). As of May 9, 1997, the holders of approximately $953.5 million aggregate principal amount of Outstanding Senior Debentures had validly and, except under certain limited circumstances, irrevocably tendered their Outstanding Senior Notes pursuant to the Tender Offer and had consented to the Proposed Indenture Amendments. As a result, the Minimum Tender Condition (as hereinafter defined) to the Tender Offer has been satisfied. Consummation of the Tender Offer remains subject to a number of other conditions, including receipt by the Company of net proceeds from the Offerings that, when combined with amounts available for borrowing under the Existing Credit Facility or the Amended Credit Facility, are equal to or greater than the amount required to be paid to holders of the Outstanding Senior Debentures pursuant to the Tender Offer. See "The Proposed Refinancing--Outstanding Senior Debenture Tender Offer."

AMENDED CREDIT FACILITY

    On May 9, 1997, the Company received commitments from existing and new lenders to provide an additional $1.2 billion of borrowing capacity under the Amended Credit Facility. In connection therewith, the Company also received the consent of the requisite lenders participating in the Existing Credit Facility
(i) to release the collateral securing, and guarantees of, the Company's obligations under its Existing Credit Facility, (ii) to release the collateral securing the Outstanding Senior Debentures and (iii) to issue the Notes in the Senior Note Offerings. This consent will be effective upon the satisfaction of a number of conditions, including the prior or concurrent release of all obligations of the Company's subsidiaries under guarantees of the Outstanding Senior Debentures and the receipt of at least $300.0 million in net proceeds from the consummation of the Equity Offerings. See "The Proposed Refinancing--Amended Credit Facility."

                                  THE OFFERING

Securities Offered...........................  $300,000,000 aggregate principal amount of
                                               Senior Notes due 2004 (the "7-Year Notes")
                                               and $300,000,000 aggregate principal amount
                                               of Senior Notes due 2007 (the "10-Year
                                               Notes," and together with the 7-Year Notes,
                                               the "Notes").

Maturity Dates...............................  The 7-Year Notes will mature on May 15, 2004, and the 10-Year Notes will mature on May 15,
                                               2007.

Interest Payment Dates.......................  May 15 and November 15, commencing Novem-
                                               ber 15, 1997.

Optional Redemption..........................  The Notes are not subject to redemption prior to maturity.

Ranking......................................  The Notes will be senior unsecured obligations of the Company and will rank PARI
                                               PASSU with all other senior unsecured
                                               obligations of the Company, including the
                                               Company's obligations under its Amended
                                               Credit Facility, and senior in right of
                                               payment to all existing and future
                                               subordinated debt of the Company.
                                               Substantially all of the operations of the
                                               Company are conducted through its
                                               subsidiaries. Therefore, the Notes will be
                                               effectively subordinated to the claims of
                                               creditors of such subsidiaries. At March 31,
                                               1997, on a pro forma basis after giving
                                               effect to the Refinancing and the AVIR
                                               Acquisition, the Company, excluding its
                                               subsidiaries, would have had approximately
                                               $3.0 billion of indebtedness outstanding and
                                               the Company's subsidiaries would have had
                                               approximately $2.4 billion of liabilities.

Covenants....................................  The Indenture governing the Notes will contain covenants that, among other things,
                                               (i) limit transactions by the Company and its
                                               subsidiaries with affiliates, (ii) limit the
                                               ability of the Company and its subsidiaries
                                               to create certain liens, (iii) limit
                                               investments in Unrestricted Subsidiaries (as
                                               herein defined) and (iv) limit the ability of
                                               the Company to consolidate or merge with or
                                               into or transfer all or substantially all of
                                               its assets to another person. The foregoing
                                               restrictions are subject to a number of
                                               significant exceptions. See "Description of
                                               the Notes."

Use of Proceeds..............................  The net proceeds from the Senior Note
                                               Offerings, together with the net proceeds
                                               from the Equity Offerings and additional bank
                                               borrowings, will be used to repurchase the
                                               Outstanding Senior Debentures and redeem the
                                               Senior Subordinated Notes in connection with
                                               the Refinancing. See "The Proposed Financing"
                                               and "Use of Proceeds."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The actual historical consolidated financial data presented below relate to the three months ended March 31, 1997 and 1996 and each of the three years in the period ended December 31, 1996. The summary consolidated financial data for the three months ended March 31, 1997 and 1996 were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results of the three months are not necessarily indicative of the results to be expected for the full year. The data related to each of the three years in the period ended December 31, 1996 have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, notes thereto and other financial and statistical information included or incorporated by reference herein.

    The unaudited pro forma information presented below was derived from the unaudited pro forma consolidated condensed financial statements and notes thereto (the "Pro Forma Statements") included in this Prospectus Supplement under "Unaudited Pro Forma Consolidated Financial Information." See "Risk Factors--Potential Variations in Refinancing," "The Proposed Refinancing" and "Selected Consolidated Financial Data."

                                                                            THREE MONTHS ENDED MARCH 31,
                                                         ------------------------------------------------------------------
                                                           PRO FORMA
                                                             1997                         PRO FORMA 1996
                                                         -------------             ----------------------------
                                                              AS                    AS FURTHER         AS
                                                           ADJUSTED                  ADJUSTED       ADJUSTED
                                                            FOR THE       1997        FOR THE     FOR THE AVIR      1996
                                                         REFINANCING(A)  ACTUAL    REFINANCING(A) ACQUISITION(B)   ACTUAL
                                                         -------------  ---------  -------------  -------------  ----------
                                                             (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales..............................................    $ 1,056.3    $ 1,056.3    $ 1,027.0     $   1,027.0   $    905.8
Other(c)...............................................         59.9         59.9         35.6            35.6         31.0
                                                         -------------  ---------  -------------  -------------  ----------
                                                             1,116.2      1,116.2      1,062.6         1,062.6        936.8
Costs and expenses:
Manufacturing, shipping and delivery...................        844.9        844.9        804.5           804.5        708.9
Research, engineering, selling, administrative and
  other(d).............................................        101.0        101.0         90.8            90.8         80.0
                                                         -------------  ---------  -------------  -------------  ----------
Earnings before interest expense, income taxes and
  minority share owners' interest......................        170.3        170.3        167.3           167.3        147.9
Interest expense.......................................         66.5         85.9         65.3            84.7         73.5
                                                         -------------  ---------  -------------  -------------  ----------
Earnings before income taxes and minority share owners'
  interest.............................................        103.8         84.4        102.0            82.6         74.4
Provision for income taxes.............................         30.8         23.4         40.2            32.8         25.9
Minority share owners' interests in earnings of
  subsidiaries.........................................          6.4          6.4         10.3            10.3          8.9
                                                         -------------  ---------  -------------  -------------  ----------
Net earnings...........................................    $    66.6    $    54.6    $    51.5     $      39.5   $     39.6
                                                         -------------  ---------  -------------  -------------  ----------
                                                         -------------  ---------  -------------  -------------  ----------
Net earnings per share of common stock.................    $    0.48    $    0.44    $    0.38     $      0.33   $     0.33

OTHER DATA:
EBITDA(e)..............................................    $   243.2    $   243.2    $   231.6     $     231.6   $    205.8
Adjusted EBITDA(f).....................................        241.0        241.0        231.6           231.6        205.8
Depreciation...........................................         67.7         67.7         60.1            60.1         52.8
Amortization of excess cost and intangibles............         13.0         13.0         13.7            13.7         11.6
Additions to property, plant and equipment.............         76.6         76.6         93.4            93.4         77.1
Ratio of earnings to fixed charges.....................          2.3x         1.8x         2.4x            1.8x         1.9x
Ratio of Adjusted EBITDA to interest expense...........          3.6x         2.8x         3.5x            2.7x         2.8x
Weighted average shares outstanding (000's)............      136,563      121,813      134,810         120,060      120,060

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital........................................    $     650    $     650                                $      334
Total assets...........................................        6,690        6,695                                     5,452
Total debt.............................................        3,447(b)     3,570                                     2,852
Share owners' equity...................................        1,052          757                                       570

                                                         (FOOTNOTES ON PAGE S-9)

                                                                    YEARS ENDED DECEMBER 31,
                                                -----------------------------------------------------------------
                                                         PRO FORMA 1996
                                                --------------------------------
                                                   AS FURTHER
                                                  ADJUSTED FOR      AS ADJUSTED               ACTUAL
                                                       THE         FOR THE AVIR   -------------------------------
                                                 REFINANCING(A)    ACQUISITION(B)   1996       1995       1994
                                                -----------------  -------------  ---------  ---------  ---------
                                                    (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales.....................................     $   4,440.1      $   4,440.1   $ 3,845.7  $ 3,763.2  $ 3,567.3
Other.........................................           168.5            168.5       130.5      117.8       85.6
                                                      --------     -------------  ---------  ---------  ---------
                                                       4,608.6          4,608.6     3,976.2    3,881.0    3,652.9
Costs and expenses:
Manufacturing, shipping and delivery..........         3,481.1          3,481.1     3,025.6    2,948.5    2,824.3
Research, engineering, selling, administrative
  and other (d)...............................           394.8            394.8       323.9      322.9      379.1
                                                      --------     -------------  ---------  ---------  ---------
Earnings before interest expense, income taxes
  and minority share owners' interest.........           732.7            732.7       626.7      609.6      449.5
Interest expense..............................           273.5            351.3       302.6      299.6      278.2
                                                      --------     -------------  ---------  ---------  ---------
Earnings before income taxes and minority
  share owners' interest......................           459.2            381.4       324.1      310.0      171.3
Provision for income taxes....................           170.6            140.9       104.9      100.8       68.9
Minority share owners' interests in earnings
  of subsidiaries.............................            34.1             34.1        28.1       40.1       24.1
                                                      --------     -------------  ---------  ---------  ---------
Net earnings..................................     $     254.5      $     206.4   $   191.1  $   169.1  $    78.3
                                                      --------     -------------  ---------  ---------  ---------
                                                      --------     -------------  ---------  ---------  ---------
Net earnings per share of common stock........     $      1.87      $      1.70   $    1.58  $    1.40  $    0.64

OTHER DATA:
EBITDA (e)....................................     $   1,017.0      $   1,017.0   $   871.0  $   813.0  $   659.0
Adjusted EBITDA (f)...........................         1,017.0          1,017.0       871.0      813.0      759.0
Depreciation..................................           264.5            264.5       219.8      188.3      183.3
Amortization of excess cost and intangibles...            56.9             56.9        46.8       44.8       45.2
Additions to property, plant and equipment....           479.6            479.6       388.4      283.6      286.0
Ratio of earnings to fixed charges............             2.5x             2.0x        2.0x       1.9x       1.5x
Ratio of Adjusted EBITDA to interest
  expense.....................................             3.7x             2.9x        2.9x       2.7x       2.7x
Ratio of total debt to Adjusted EBITDA........                                          3.9x       3.5x       3.5x
Weighted average shares outstanding (000's)...         135,026          120,276     120,276    119,343    119,005

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital...............................                                    $     380  $     328  $     171
Total assets..................................                                        6,105      5,439      5,318
Total debt....................................                                        3,395      2,833      2,690
Share owners' equity..........................                                          730        532        376

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(FOOTNOTES FROM PREVIOUS PAGES)

------------------------------

(a) Reflects the completion of all the transactions contemplated by the Refinancing.

(b) Reflects the completion of the AVIR Acquisition.

(c) Other revenues includes a $16.3 million ($16.3 million after tax) gain from a divestiture in the three months ended March 31, 1997.

(d) In the first quarter of 1997, the Company recorded a charge of $14.1 million ($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business. In the fourth quarter of 1995, the Company recorded a charge of $40.0 million ($24.7 million after tax) to write down the asbestos insurance asset and a net credit of $40.0 million ($24.7 million after tax) primarily from the reduction of previously established restructuring reserves. In the fourth quarter of 1994, the Company recorded a charge of $100.0 million ($61.7 million after tax) to write down the asbestos insurance asset.

(e) EBITDA is comprised of earnings from continuing operations before interest expense, income taxes, minority share owners' interests, extraordinary items and cumulative effect of accounting changes and excludes depreciation, amortization of excess cost and intangibles and interest income of $7.8 million and $6.5 million ($9.5 million on a pro forma basis) in the three month periods ended March 31, 1997 and 1996, respectively, and $22.3 million ($37.1 million on a pro forma basis), $29.7 million and $19.0 million for 1996, 1995 and 1994, respectively. EBITDA is a measure of the Company's ability to service its debt. It is not an alternative to net income as a measure of the Company's results of operations (as interest income, interest expense, taxes, depreciation, amortization and minority share owners' interests are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities). Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. EBITDA, as computed, may not be comparable to similarly-titled measures of other companies.

(f) Adjusted EBITDA excludes unusual charges of $14.1 million in the three months ended March 31, 1997 and $100.0 million in the year ended December 31, 1994, and a $16.3 million gain from a divestiture in the three months ended March 31, 1997 (see Notes (c) and (d)).

                                  RISK FACTORS

    Purchasers of the Notes offered hereby should consider the specific factors set forth below as well as the other information set forth in this Prospectus Supplement and the accompanying Prospectus.

LEVERAGE AND DEBT SERVICE

    At March 31, 1997, the Company had $3.6 billion of outstanding indebtedness. Although the Refinancing is expected to reduce indebtedness and interest expense, the Company will continue to have indebtedness that is substantial in relation to its share owners' equity. At March 31, 1997, on a pro forma basis after giving effect to the Refinancing and the AVIR Acquisition, the Company would have had a ratio of total debt to share owners' equity of 3.3 to 1.0. See "The Proposed Refinancing," "Consolidated Capitalization" and "Unaudited Pro Forma Consolidated Financial Information." The completion of the Refinancing is subject to a number of factors, some of which are beyond the control of the Company. See "--Potential Variations in Refinancing" and "The Proposed Refinancing."

    The Company's Existing Credit Facility contains, and the Company expects that the Amended Credit Facility will continue to contain, certain restrictions on the ability of the Company to incur additional indebtedness, pay dividends, make distributions or other payments and create liens, and limitations on the Company's subsidiaries' abilities to make certain payments and create liens. Under the Amended Credit Facility, the Company will also be required to maintain compliance with certain financial ratios and tests. Furthermore, as long as the Senior Subordinated Notes remain outstanding, the Company will be subject to certain limitations on its ability to, among other things, incur additional indebtedness, pay dividends, make distributions or other payments, engage in transactions with affiliates, create liens, engage in mergers and consolidations and make investments in unrestricted subsidiaries. These restrictions, combined with the leveraged nature of the Company, could limit the ability of the Company to effect future financings or otherwise may restrict corporate activities. However, the Company does not believe that existing levels of debt have had a material adverse effect on its ability to compete with its competitors.

    Any failure by the Company to comply with the covenants and restrictions contained in the Existing Credit Facility or the Amended Credit Facility or any of the indentures relating to its outstanding debt could result in a default thereunder, which in turn could cause such indebtedness (and by reason of cross-default provisions, other indebtedness) to be declared immediately due and payable. The ability of the Company to comply with these provisions may be affected by events beyond its control.

POTENTIAL VARIATIONS IN REFINANCING

    Consummation of the Tender Offer is subject to the satisfaction of certain conditions, including (i) receipt by the Company of net proceeds from the Offerings that, when combined with amounts available for borrowing under the Existing Credit Facility or the Amended Credit Facility, are equal to or greater than the amount required to be paid to holders of the Outstanding Senior Debentures pursuant to the Tender Offer, and (ii) the valid tender of and receipt of Consents (as herein defined) from at least a majority in aggregate principal amount of the Outstanding Senior Debentures (the "Minimum Tender Condition"). Although the Minimum Tender Condition has been satisfied, there can be no assurance that the remaining conditions to closing the Tender Offer will be satisfied or that the Tender Offer will be consummated, and, if the Tender Offer is consummated, there can be no assurance the remaining approximately $46.5 million aggregate principal amount of Outstanding Senior Debentures will be tendered prior to the Expiration Date. If the Tender Offer is not consummated, the Proposed Indenture Amendments (as herein defined) will not become operative. The restrictions in the indenture relating to the Outstanding Senior Debentures would, therefore, remain in full force and effect. Such restrictions will affect, and in certain circumstances limit, the ability of the Company to, among other things, incur additional indebtedness, pay dividends, make distributions or other payments, issue preferred stock of certain subsidiaries, engage in transactions with subsidiaries and affiliates, create liens, engage in mergers and consolidations and make investments in unrestricted subsidiaries. See "The Proposed Refinancing-- Outstanding Senior Debenture Tender Offer."

    Although the Company expects to increase its borrowing capacity from $1.8 billion to $3.0 billion pursuant to the terms of the Amended Credit Facility and that such additional borrowing capacity will be available to the Company at the closing of the Offerings, there can be no assurance that this will be the case. Regardless of whether such borrowings are available, because the Company is under no obligation to redeem the Senior Subordinated Notes prior to their respective stated maturity dates, there can be no assurance that the Company will redeem all or any portion of the Senior Subordinated Notes when they become redeemable. The Company's decision to redeem any of such Senior Subordinated Notes will be made at the time each such series of Senior Subordinated Notes becomes redeemable by the Company and shall be based on, among other things, prevailing market and economic conditions at such time. Accordingly, the Company is unable to predict whether the refinancing of its long-term indebtedness as actually consummated will conform to the Refinancing as described herein. See "Unaudited Pro Forma Consolidated Financial Information."

HOLDING COMPANY STRUCTURE

    The operations of the Company are conducted principally through its indirectly owned operating subsidiaries, and therefore the Company is dependent on the cash flow of its subsidiaries to meet its debt obligations, including its obligations under the Notes. The claims of holders of the Notes will be effectively subordinated to the prior claims of creditors, including trade creditors, of the operating subsidiaries. At March 31, 1997, on a pro forma basis after giving effect to the Refinancing and the AVIR Acquisition, the total current and other liabilities and long-term debt of the operating subsidiaries included in the Company's consolidated liabilities would have had approximately $2.4 billion. The amount of the direct liabilities of the operating subsidiaries may fluctuate significantly depending on a number of factors, including the amount of subsidiary borrowings and other liabilities. Although the Company expects that the Amended Credit Facility will contain certain restrictions on the incurrence of indebtedness by the Company's subsidiaries the Indenture does not contain any such restrictions. See "Description of the Notes--Covenants."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    The Company operates manufacturing and other facilities on four continents and sells its products in over 25 countries. On a pro forma basis after giving effect to the AVIR Acquisition, net sales of the Company's products outside the United States in 1996 totalled approximately $1.7 billion, representing approximately 39% of the Company's net sales. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates, imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions or requirements by foreign governments. Although such risks have not had a material adverse effect on the Company in the past, no assurance can be given that such risks will not have a material adverse effect on the Company in the future. See "Business."

SIGNIFICANT KKR EQUITY INVESTMENT

    After giving effect to the Equity Offerings, and based on shares of Common Stock outstanding as of May 12, 1997, approximately 26.1% (25.7% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock of the Company will be held by three limited partnerships (the "KKR Partnerships"), the general partner of each of which is KKR Associates, L.P. ("KKR Associates"), an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). KKR Associates has sole voting and investment power with respect to such shares. Consequently, KKR Associates and its general partners will be able to exercise significant influence over the business of the Company by virtue of their existing majority representation on the Board of Directors of the Company and their voting power with respect to the election of directors and actions requiring stockholder approval. In addition, KKR renders consulting and financial services to the Company and its subsidiaries and receives quarterly management fees.

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

    Each series of the Notes will be new securities for which there currently is no market. Although the Underwriters have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. If the Underwriters cease to act as market makers for the Notes for any reason, there can be no assurance that another firm or person will make a market in the Notes. There can be no assurance that an active market for the Notes will develop or, if a market does develop, at what price the Notes will trade. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National market.

                                  THE COMPANY

    The Company is one of the world's leading manufacturers of packaging products and is the largest manufacturer of glass containers in the United States, North America, South America and India, and, with the Company's recent acquisition of AVIR, the second largest manufacturer of glass containers in Europe. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In 1992, the first full year following the Company's initial public offering of its Common Stock, the Company reported earnings from continuing operations of $78.3 million, or $.66 per share. In 1996, reported earnings from continuing operations were $191.1 million, or $1.58 per share.

    In 1996, on a pro forma basis after giving effect to the AVIR Acquisition, the Company's international glass container operations contributed over $1.7 billion, or approximately 39%, of net sales, and its domestic glass container operations contributed approximately 37% of net sales. In the United States, the Company has more than a 40% share of the U.S. glass container segment of the rigid packaging market. The Company also manufactures plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. The Company's plastics and closures businesses contributed approximately $1.1 billion, or 24%, of the Company's net sales in 1996, on a pro forma basis after giving effect to the AVIR Acquisition. The Company is the market leader in the plastic container and closures segments of the rigid packaging market. The Company competes in these segments by emphasizing total package supply (i.e., bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development, and packaging innovation.

    The Company believes it is the technological leader and low-cost producer in the worldwide glass container segment of the rigid packaging market and in most other segments of such market in which it participates. Over the past five years, the Company has invested more than $250 million in research, development and engineering and nearly $1.5 billion in capital expenditures to translate its technology into new products and improved productivity. Through its investments in capital equipment, processes and engineering, the Company strives to increase machine productivity, improve process quality and control costs. By utilizing a total-system approach to production technology and process control improvements, the Company has been able to achieve significant annual machine and labor productivity gains. As a result, the Company believes it is able to maintain a service and cost competitive advantage over its major competitors in most market segments in which it participates. The Company's technical leadership also provides significant licensing opportunities in the growing international glass market and, on a selected basis, in the international plastics market.

BUSINESS STRATEGY

    The Company's business strategy is to:

    EXPAND INTERNATIONAL GLASS CONTAINER OPERATIONS

    The Company has expanded and intends to continue to expand its international glass container operations by selectively acquiring companies with leading positions in growing markets, increasing the capacity of selected foreign affiliates, and expanding the global network of glass container companies that license the Company's technology. The Company has significant ownership positions in 19 companies located in 16 foreign countries and Puerto Rico, and sells its products in over 25 countries. International glass net sales in 1996 were larger than domestic glass net sales for the first time in the Company's history, having grown from $640 million in 1992 to over $1.7 billion pro forma in 1996 after giving effect to the AVIR Acquisition. The Company believes that demographic and economic trends in certain developing regions of the world, particularly portions of Latin America, Eastern Europe, India and China, where per capita glass container consumption is relatively low, but growing, will lead to an increase in the demand for glass containers in these markets. These trends include rising disposable incomes, increasing processed food and beverage consumption, additional investments in such regions by multi-national food and beverage companies, some of which are existing customers of the Company, and a trend from the use of returnable containers to the purchase of one-way recyclable containers. In addition, the Company's international glass manufacturing operations generally benefit from lower production costs than its domestic manufacturing operations. Since 1991, the Company has made 10 international glass container acquisitions, including in 1995 and 1996, the acquisitions of manufacturing operations in India, Hungary, Finland, Estonia and China. In February 1997, the Company completed the acquisition of a 79% interest in AVIR, the largest manufacturer of glass containers in Italy and the Czech Republic, and the fourth largest in Spain. The Company believes the addition of AVIR, combined with existing manufacturing operations located throughout Europe, will position the Company to better serve the growing market for glass containers in Western, Eastern and Central Europe. The Company also participates in regions of the world where it does not have an existing manufacturing presence by entering into technical assistance agreements with glass container manufacturers in such regions. The Company currently has such technical assistance agreements with 35 different companies in 37 countries covering areas ranging from manufacturing and engineering assistance to support functions such as marketing, sales and administration.

    GROW PLASTICS AND CLOSURES BUSINESSES BOTH DOMESTICALLY AND INTERNATIONALLY

    The Company intends to grow its existing plastics and closures businesses both domestically and internationally by continuing to focus on those segments of the plastic packaging market where customers seek to use distinctive packaging to differentiate their products. The Company believes it is the largest producer of primary rigid plastics packaging in North America, excluding the plastic soft drink segment in which the Company has chosen not to participate. The Company believes its plastic container (blow molding) operations have the leading share of this segment of the rigid packaging market, excluding plastic soft drink bottles, with leading positions in household, personal care and health care products, and significant positions in food and automotive products. The Company believes it is the largest producer of injection molded plastics packaging in North America, with leading positions in child resistant closures, tamper evident closures, dispensing packaging components and prescription vials. The Company also believes it is a leading producer of plastic in-mold labels for the plastic container industry. The Company also has plastic packaging operations in Europe, Mexico and South America. The Company believes it is a leader in technology and development of custom molded plastic packaging products and has a competitive advantage as a result of one of the shortest new product development cycles in the industry, enabling the Company to provide superior service in the service-sensitive custom plastic packaging market. The Company has completed six small acquisitions since 1993 and expects to continue to supplement internal growth with selected acquisitions.

    IMPROVE DOMESTIC GLASS CONTAINER MARGINS

    The Company's domestic glass container strategy is focused on continuing to improve margins through greater machine and labor productivity. The Company believes that its internally developed machines are significantly more efficient and productive than those used by its competitors, making it the low-cost manufacturer and the recognized technological leader in the glass container manufacturing industry.

    The Company's glass container market strategy is to focus on growing or stable segments of the domestic glass container segment of the rigid packaging market, particularly those which can benefit from the Company's high productivity machines and strategic plant locations. The Company believes that glass containers are a preferred packaging alternative for many customers marketing premium products with a high quality image. Customers marketing premium beer, wine, liquor, juices and teas, baby food and many other food products choose glass containers as their package material of choice to help convey the high quality, purity and premium characteristics of their products. The recent example of a customer selecting a glass container, instead of the more traditional metal container, as the package for a high quality soup illustrates how glass is used to market the premium attributes of a product. The Company believes it is the leading producer of glass containers for the beer, juices and teas, baby food and many other food markets. Unit shipments in the U.S. to brewers and food producers, including producers of juices and teas, approximated 90%, 87% and 77% of the Company's total U.S. glass container unit shipments for 1996, 1995 and 1994, respectively.

    The Company also manufactures glass container forming machinery and related spare parts which it uses internally and sells to affiliates and licensees. The Company believes it is one of the world's leading suppliers of glass container forming machinery.

    The principal executive office of the Company is located at One SeaGate, Toledo, Ohio 43666; the telephone number is (419) 247-5000.

                            THE PROPOSED REFINANCING

    The Offerings are part of the Refinancing, the other principal elements of which are described below. The Refinancing will reduce interest expense, reduce the amount and extend the maturities of the Company's outstanding long-term debt, improve financial flexibility and increase share owners' equity.

THE EQUITY OFFERINGS AND THE SENIOR NOTE OFFERINGS

    The Company anticipates receiving estimated net proceeds of approximately $405.2 million from the Equity Offerings, and estimated net proceeds of approximately $591.7 million from the Senior Note Offerings, all of which will be used, in each case, to repurchase Outstanding Senior Debentures in the Tender Offer. Consummation of the Senior Note Offerings will be conditioned upon (i) the consummation of the Equity Offerings, (ii) the release of the collateral securing, and guarantees of, the Company's obligations under the Existing Credit Facility and the Outstanding Senior Debentures prior to or concurrently with the consummation of the Senior Note Offerings and (iii) the consent of the requisite lenders under the Existing Credit Facility to the issuance of the Notes. Consummation of the Equity Offerings is not subject to any of such conditions. On May 9, 1997, the requisite lenders under the Existing Credit Facility (i) agreed to release the collateral securing the Company's obligations under the Existing Credit Facility and the Outstanding Senior Debentures and the guarantees of the Company's obligations under the Existing Credit Facility and
(ii) consented to the issuance of the Notes in the Senior Note Offerings. This consent will be effective upon the satisfaction of a number of conditions, including the prior or concurrent release of all obligations of the Company's subsidiaries under guarantees of the Outstanding Senior Debentures and the receipt of at least $300.0 million in net proceeds from the consummation of the Equity Offerings. The Company has the ability to cause the guarantees of the Company's obligations under the Outstanding Senior Debentures to be released pursuant to the terms of the agreements governing such guarantees and will do so prior to the consummation of the Senior Note Offerings.

AMENDED CREDIT FACILITY

    In addition to obtaining the release of the collateral securing, and guarantees of, the Company's obligations under the Existing Credit Facility, the Company expects to amend the Existing Credit Facility to provide up to $3.0 billion of unsecured borrowings prior to or concurrently with the consummation of the Offerings. As of May 9, 1997, the Company had received sufficient commitments from existing and new lenders to provide such additional borrowing capacity. It is expected that the Amended Credit Facility will expire on December 31, 2001, and will bear interest at the Company's option at the base rate (as defined therein) or a reserve adjusted eurodollar rate plus a margin linked to the Company's leverage ratio. It is further expected that the Company will be permitted to request bid rate loans from banks participating in the Amended Credit Facility. It is expected that the Amended Credit Facility will continue to contain restrictions on the Company's ability to incur indebtedness, create liens, pay dividends, sell assets, make investments, make distributions or other payments, and limitations on certain of the Company's subsidiaries' abilities to enter into any agreement that would restrict such subsidiaries' ability to make certain payments and create liens, and will require that the Company maintain compliance with certain specified ratios and tests. Compliance with these restrictions and covenants could limit the ability of the Company to effect future financings or otherwise restrict corporate activities. There can be no assurance that the Company will enter into the Amended Credit Facility, or that if it does, that the Company will use the borrowings thereunder in the manner contemplated by the Refinancing.

OUTSTANDING SENIOR DEBENTURE TENDER OFFER

    Concurrently with the Offerings, the Company is offering to purchase for cash (the "Tender Offer") all $1.0 billion aggregate principal amount of the Company's Outstanding Senior Debentures at a purchase price based on a fixed spread above a referenced treasury security (the "Tender Offer Consideration"). The Tender Offer will expire at midnight, New York City time, on May 22, 1997 (the "Expiration Date"). In conjunction with the Tender Offer, the Company solicited consents (the "Consents") of the holders of the Outstanding Senior Debentures to certain proposed amendments (the "Proposed Indenture Amendments") to the Indenture, dated as of December 15, 1991 (the "Senior Debenture Indenture"), by and among the Company, Owens-Illinois Group, Inc., as guarantor, and The Bank of New York, as trustee, pursuant to which the Outstanding Senior Debentures were issued. The termination date for the consent solicitation was May 9, 1997 (the "Consent Date"). Each holder of an Outstanding Senior Debenture who validly consented to the Proposed Indenture Amendments on or prior to the Consent Date will be paid $20.00 for each $1,000 in principal amount of the Outstanding Senior Debentures for which Consents had been validly delivered and not validly revoked as of the Consent Date (the "Consent Payment"), with such payment to be made on the payment date specified in the Tender Offer (the "Payment Date"). As of May 9, 1997, holders of approximately $953.5 million in principal amount of Outstanding Senior Debentures had validly and, except under certain limited circumstances, irrevocably tendered Senior Outstanding Debentures pursuant to the Tender Offer and, in connection therewith, consented to the Proposed Indenture Amendments. Any holder of Outstanding Senior Debentures who validly tenders such debentures subsequent to 5:00 p.m. New York City time on the Consent Date will receive the Tender Offer Consideration, but will not receive the Consent Payment. The Supplemental Indenture effecting the Proposed Indenture Amendments has been executed by the Company and the trustee under the Senior Debenture Indenture, but the Proposed Indenture Amendments will not be operative unless and until the Company accepts the Outstanding Senior Debentures in the Tender Offer.

    Consummation of the Tender Offer is subject to the satisfaction of certain conditions, including (i) receipt by the Company of net proceeds from the Offerings that, when combined with amounts available for borrowing under the Existing Credit Facility or the Amended Credit Facility, are equal to or greater than the amount required to be paid to holders of the Outstanding Senior Debentures pursuant to the Tender Offer, and (ii) the valid tender of and receipt of Consents from at least a majority in aggregate principal amount of the Outstanding Senior Debentures (the "Minimum Tender Condition"). Although the Minimum Tender Condition has been satisfied, there can be no assurance that the remaining conditions to closing the Tender Offer will be satisfied or that the Tender Offer will be consummated, and, if the Tender Offer is consummated, there can be no assurance the remaining approximately $46.5 million aggregate principal amount of Outstanding Senior Debentures will be tendered prior to the Expiration Date. If the Tender Offer is not consummated, the Proposed Indenture Amendments will not become operative. The restrictions in the Senior Debenture Indenture relating to the Outstanding Senior Debentures would, therefore, remain in full force and effect. Such restrictions will affect, and in certain circumstances limit, the ability of the Company to, among other things, incur additional indebtedness, pay dividends, make distributions or other payments, issue preferred stock of certain subsidiaries, engage in transactions with subsidiaries and affiliates, create liens, engage in mergers and consolidations and make investments in unrestricted subsidiaries. See "Risk Factors--Potential Variations in the Refinancing."

REDEMPTION OF OUTSTANDING SENIOR SUBORDINATED NOTES

    The Company's $950.0 million aggregate principal amount of Senior Subordinated Notes are redeemable at the option of the Company as follows: (i) $250.0 million aggregate principal amount of the Company's 10 1/4% Senior Subordinated Notes due 1999 are redeemable at 100.0% of principal amount on and after April 1, 1997; (ii) $150.0 million aggregate principal amount of the Company's 10 1/2% Senior Subordinated Notes due 2002 are redeemable at 105.25% of principal amount on and after June 15, 1997; (iii) $250.0 million aggregate principal amount of the Company's 10% Senior Subordinated Notes due 2002 are redeemable at 105.0% of principal amount on and after August 1, 1997; (iv) $200.0 million aggregate principal amount of the Company's 9 3/4% Senior Subordinated Notes due 2004 are redeemable at 104.875% of principal amount on and after August 15, 1997; and (v) $100.0 million aggregate principal amount of the Company's 9.95% Senior Subordinated Notes due 2004 are redeemable at 104.975% of principal amount on and after October 15, 1997. Although the Company currently intends to redeem all of the Senior Subordinated Notes as part of the Refinancing subject to the availability of funds under the Amended Credit Facility, on or shortly following the date on which they are first redeemable, the Company is under no obligation to call for redemption any of the Senior Subordinated Notes at any time. The Company's decision to redeem any of such Senior Subordinated Notes will be made at the time each such series of Senior Subordinated Notes becomes redeemable by the Company and will be based on, among other things, prevailing market and economic conditions.

                                USE OF PROCEEDS

    The Refinancing contemplates that the net proceeds from the Offerings, currently estimated to be approximately $996.9 million in total, as well as approximately $1,116.9 million of borrowings under the Amended Credit Facility, which the Company intends to enter into prior to or concurrently with the closing of the Offerings, will be used by the Company to (a) repurchase the Outstanding Senior Debentures pursuant to the terms of the Tender Offer and (b) redeem, at the Company's option, up to $950.0 million aggregate principal amount of the Senior Subordinated Notes, $250.0 million of which are redeemable at the option of the Company as of the date hereof and the remaining $700.0 million of which become redeemable at the option of the Company at various times in 1997 beginning June 15, 1997. The consummation of the Tender Offer and the availability of borrowings under the Existing Credit Facility or the Amended Credit Facility are not conditions to the closing of the Offerings. Consummation of the Senior Note Offerings is not a condition to the consummation of the Equity Offerings, but consummation of the Equity Offerings is a condition to the consummation of the Senior Note Offerings. The Company currently contemplates that the net proceeds from the Offerings will be used to repurchase the Outstanding Senior Debentures pursuant to the Tender Offer. Pending application of such net proceeds, the Company intends to reduce temporarily amounts outstanding under the Existing Credit Facillity or Amended Credit Facility, as the case may be. It is expected that borrowings under the Existing Credit Facility or the Amended Credit Facility, if consummated, will be used to consummate the Tender Offer and, if the Company so elects, to redeem all or a portion of the Senior Subordinated Notes.

    The Company cannot predict whether the consummation of the Refinancing will conform to the assumptions used in the preparation of the Pro Forma Statements as set forth under "Unaudited Pro Forma Consolidated Financial Information." In analyzing the Pro Forma Statements and other information contained in this Prospectus Supplement, an investor should consider that the Refinancing as actually consummated could differ from the assumptions described herein relating thereto. See "Risk Factors-- Potential Variations in Refinancing," "The Proposed Refinancing" and "Unaudited Pro Forma Consolidated Financial Information."

    The following table sets forth a summary of the expected sources and uses of funds in the Refinancing (in millions of dollars):

SOURCES OF FUNDS
--------------------------------------------------------------------------------------------------
Equity Offerings..................................................................................   $      420.4
Senior Note Offerings.............................................................................          599.2
Borrowings under Amended Credit Facility..........................................................        1,116.9
                                                                                                    --------------
  Total sources of funds..........................................................................   $    2,136.5
                                                                                                    --------------
                                                                                                    --------------


USES OF FUNDS
--------------------------------------------------------------------------------------------------
Tender for 11% Senior Debentures due 2003 (including Consent Payments)............................   $    1,114.8
Redemption of 10 1/4% Senior Subordinated Notes due 1999..........................................          250.0
Redemption of 10 1/2% Senior Subordinated Notes due 2002..........................................          157.9
Redemption of 10% Senior Subordinated Notes due 2002..............................................          262.5
Redemption of 9 3/4% Senior Subordinated Notes due 2004...........................................          209.8
Redemption of 9.95% Senior Subordinated Notes due 2004............................................          105.0
Estimated fees and expenses (including underwriters' discounts)...................................           36.5
                                                                                                    --------------
  Total uses of funds.............................................................................   $    2,136.5
                                                                                                    --------------
                                                                                                    --------------

                          CONSOLIDATED CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at March 31, 1997 and as adjusted to give effect to the Refinancing, assuming 100% of the Outstanding Senior Debentures are accepted for payment pursuant to the Tender Offer, and, as more fully described below, gives effect to additional borrowings to complete the tender offer for the remaining 21% of AVIR. The table should be read in conjunction with the Consolidated Financial Statements of the Company, the notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "The Proposed Refinancing," "Unaudited Pro Forma Consolidated Financial Information" and "Selected Consolidated Financial Data."

                                                                                              AT MARCH 31, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------

                                                                                            (MILLIONS OF DOLLARS,
                                                                                               EXCEPT SHARE AND
                                                                                              PER SHARE AMOUNTS)
Current debt:
  Short-term loans........................................................................  $   111.2   $   111.2
  Long-term debt due within one year......................................................       50.7        50.7
                                                                                            ---------  -----------
    Total current debt....................................................................  $   161.9   $   161.9
                                                                                            ---------  -----------
                                                                                            ---------  -----------
Long-term debt:
  Bank Credit Facility:
    Revolving Loans.......................................................................  $ 1,110.0   $ 2,337.0(a)
    Bid Rate Loans........................................................................       90.0        90.0
                                                                                            ---------  -----------
      Total bank credit agreement.........................................................    1,200.0     2,427.0
  Outstanding Senior Debentures (due 2003)................................................    1,000.0
  Senior Notes due 2004...................................................................                  300.0
  Senior Notes due 2007...................................................................                  300.0
  Senior Subordinated Notes...............................................................      950.0
                                                                                            ---------  -----------
      Total notes and debentures..........................................................    1,950.0       600.0
  Other...................................................................................      257.7       257.7
                                                                                            ---------  -----------
  Total long-term debt....................................................................    3,407.7     3,284.7
Share owners' equity:
  Preferred stock.........................................................................       21.4        21.4
  Common stock, par value $.01 per share, 122,673,393 shares outstanding,
    137,423,393 shares outstanding as adjusted (b)........................................        1.2         1.4
  Capital in excess of par value..........................................................    1,074.4     1,477.3
  Deficit.................................................................................     (203.6)     (311.7)(c)
    Cumulative foreign currency translation adjustment....................................     (136.1)     (136.1)
                                                                                            ---------  -----------
      Total share owners' equity..........................................................      757.3     1,052.3
                                                                                            ---------  -----------
Total capitalization......................................................................  $ 4,165.0   $ 4,337.0
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------

(a) Includes $1,116.9 million additional borrowings under the Amended Credit Facility in connection with the Refinancing and $110.1 million additional bank borrowings for the estimated cost of completing the tender offer for the remaining 21% of AVIR which is publicly held.

(b) Excludes 2,281,326 shares of Common Stock issuable pursuant to immediately exercisable stock options outstanding as of March 31, 1997.

(c) The deficit has been increased by $108.1 million for the write-off of unamortized deferred finance fees, consent fees, and tender offer premiums associated with the Amended Credit Facility, the repurchase of the Outstanding Senior Debentures, and the redemption of the Senior Subordinated Notes, after deducting estimated tax benefits, in each case, calculated at March 31, 1997.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The unaudited pro forma condensed consolidated statements of operations contained in this Prospectus Supplement give effect to the following transactions and events as if they had occurred at the beginning of the periods presented: (i) the acquisition of a 79% interest in AVIR; (ii) the completion of the tender offer to purchase the remaining 21% of AVIR; (iii) the sale and issuance of 14,750,000 shares of Common Stock in the Equity Offerings at an offering price of $28.50 per share; (iv) the sale and issuance of an aggregate $600.0 million principal amount of Notes in the Senior Note Offerings; (v) the purchase of all of the Outstanding Senior Debentures in the Tender Offer; (vi) the redemption of all of the Company's Senior Subordinated Notes, aggregating $950.0 million principal amount, plus applicable redemption premiums; and (vii) the availability of increased borrowing capacity under the Amended Credit Facility to redeem the Senior Subordinated Notes and to pay certain other fees and expenses in connection with the Refinancing. For further information on the acquisition of AVIR, see "The Company." For a discussion of the elements of the Refinancing, see "The Proposed Refinancing" and "Use of Proceeds."

    The unaudited pro forma condensed consolidated balance sheet contained in this Prospectus Supplement gives effect to the foregoing transactions and events as if they had occurred on March 31, 1997.

    As of May 9, 1997, approximately $953.5 million aggregate principal amount of Outstanding Senior Debentures had been validly and, except under certain limited circumstances, irrevocably tendered pursuant to the Tender Offer. The Company is unable to predict the exact aggregate principal amount of the Company's Outstanding Senior Debentures that will ultimately be tendered and accepted for payment in the Tender Offer. To the extent that the aggregate principal amount of Outstanding Senior Debentures tendered and accepted is less than 100% of the total, the Company will decrease its borrowings under the Amended Credit Facility by such amount of principal and the related tender and consent fees. In addition, if the Company is unable to obtain sufficient increased borrowing capacity under the Amended Credit Facility, the Company may be limited in the amount of Senior Subordinated Notes which can be redeemed or may elect not to redeem some or all of the Senior Subordinated Notes prior to their scheduled maturities. See "--Alternative Pro Forma Assumptions" and "Risk Factors--Potential Variations in Refinancing."

    Notwithstanding the foregoing, the Company believes that the assumptions made with respect to such events provide a reasonable basis on which to present the pro forma financial data. THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS HAD SUCH EVENTS BEEN CONSUMMATED ON THE DATES ASSUMED. THE COMPANY'S ACTUAL CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS IN FUTURE PERIODS WILL BE AFFECTED BY VARIOUS FACTORS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING FLUCTUATIONS IN THE COMPANY'S EARNINGS, INCREASES IN THE NUMBER OF OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK, THE PERIOD OF TIME OVER WHICH THE SENIOR SUBORDINATED NOTES ARE REDEEMED AND THE IMPACT OF EXTRAORDINARY CHARGES FOR THE WRITE-OFF OF FEES, EXPENSES AND PREMIUMS ASSOCIATED WITH THE REFINANCING. THE PRO FORMA STATEMENTS DO NOT, THEREFORE, PROJECT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

    The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the Consolidated Financial Statements and accompanying notes incorporated herein by reference.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                                                                      AS ADJUSTED
                                                                                        REFINANCING     FOR THE
                                                                             ACTUAL     ADJUSTMENTS   REFINANCING(C)
                                                                            ---------  -------------  -----------
                                                                             (MILLIONS OF DOLLARS, EXCEPT SHARE
                                                                                   AND PER SHARE AMOUNTS)
Revenues:
  Net sales...............................................................  $ 1,056.3                  $ 1,056.3
  Other...................................................................       59.9                       59.9
                                                                            ---------                 -----------
                                                                              1,116.2                    1,116.2
Costs and expenses:
  Manufacturing, shipping and delivery....................................      844.9                      844.9
  Research, engineering, selling,
    administrative and other..............................................      101.0                      101.0
                                                                            ---------                 -----------
                                                                                945.9                      945.9
                                                                            ---------                 -----------
Earnings before interest expense, income taxes and minority share owners'
  interests...............................................................      170.3                      170.3
Interest expense..........................................................       85.9    $   (19.4)(a)       66.5
                                                                            ---------       ------    -----------
Earnings before income taxes and minority
  share owners' interests.................................................       84.4         19.4         103.8
Provision for income taxes................................................       23.4          7.4(b)       30.8
Minority share owners' interests in earnings of subsidiaries..............        6.4                        6.4
                                                                            ---------       ------    -----------
Net earnings..............................................................  $    54.6    $    12.0     $    66.6
                                                                            ---------       ------    -----------
                                                                            ---------       ------    -----------
Net earnings per share of common stock....................................  $    0.44                  $    0.48
                                                                            ---------                 -----------
                                                                            ---------                 -----------

Weighted average shares outstanding (000's)...............................    121,813                    136,563

Ratio of earnings to fixed charges........................................       1.8x                       2.3x

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                                                            AS                        AS FURTHER
                                                                         ADJUSTED                      ADJUSTED
                                                                       FOR THE AVIR    REFINANCING      FOR THE
                                                             ACTUAL    ACQUISITION(D)  ADJUSTMENTS   REFINANCING(C)
                                                           ----------  -------------  -------------  -------------
                                                              (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE
                                                                                  AMOUNTS)
Revenues:
  Net sales..............................................  $    905.8   $   1,027.0                   $   1,027.0
  Other..................................................        31.0          35.6                          35.6
                                                           ----------  -------------                 -------------
                                                                936.8       1,062.6                       1,062.6
Costs and expenses:
  Manufacturing, shipping and delivery...................       708.9         804.5                         804.5
  Research, engineering, selling
    administrative and other.............................        80.0          90.8                          90.8
                                                           ----------  -------------                 -------------
                                                                788.9         895.3                         895.3
                                                           ----------  -------------                 -------------
Earnings before interest expense, income taxes and
  minority share owners' interests.......................       147.9         167.3                         167.3
                                                                                        $   (19.4)
Interest expense.........................................        73.5          84.7              (a)         65.3
                                                           ----------  -------------       ------    -------------
Earnings before income taxes and minority
  share owners' interests................................        74.4          82.6          19.4           102.0
Provision for income taxes...............................        25.9          32.8           7.4(b)         40.2
Minority share owners' interests in earnings of
  subsidiaries...........................................         8.9          10.3                          10.3
                                                           ----------  -------------       ------    -------------
Net earnings.............................................  $     39.6   $      39.5     $    12.0     $      51.5
                                                           ----------  -------------       ------    -------------
                                                           ----------  -------------       ------    -------------
Net earnings per share of common stock...................  $     0.33   $      0.33                   $      0.38
                                                           ----------  -------------                 -------------
                                                           ----------  -------------                 -------------
Weighted average shares outstanding (000's)..............     120,060       120,060                       134,810

Ratio of earnings to fixed charges.......................        1.9x          1.8x                          2.4x

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                            AS                      AS FURTHER
                                                                         ADJUSTED                    ADJUSTED
                                                                       FOR THE AVIR   REFINANCING     FOR THE
                                                             ACTUAL    ACQUISITION(D) ADJUSTMENTS  REFINANCING(C)
                                                           ----------  -------------  -----------  -------------
                                                             (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE
                                                                                 AMOUNTS)
Revenues:
  Net sales..............................................  $  3,845.7   $   4,440.1                 $   4,440.1
  Other..................................................       130.5         168.5                       168.5
                                                           ----------  -------------               -------------
                                                              3,976.2       4,608.6                     4,608.6
Costs and expenses:
  Manufacturing, shipping and delivery...................     3,025.6       3,481.1                     3,481.1
  Research, engineering, selling, administrative and
    other................................................       323.9         394.8                       394.8
                                                           ----------  -------------               -------------
                                                              3,349.5       3,875.9                     3,875.9
                                                           ----------  -------------               -------------
Earnings before interest expense, income taxes and
  minority share owners' interest........................       626.7         732.7                       732.7
Interest expense.........................................       302.6         351.3    $   (77.8)(a)        273.5
                                                           ----------  -------------  -----------  -------------
Earnings before income taxes and minority share owners'
  interest...............................................       324.1         381.4         77.8          459.2
Provision for income taxes...............................       104.9         140.9         29.7(b)        170.6
Minority share owners' interests in earnings of
  subsidiaries...........................................        28.1          34.1                        34.1
                                                           ----------  -------------  -----------  -------------
Net earnings.............................................  $    191.1   $     206.4    $    48.1    $     254.5
                                                           ----------  -------------  -----------  -------------
                                                           ----------  -------------  -----------  -------------
Net earnings per share of common stock...................  $     1.58   $      1.70                 $      1.87
                                                           ----------  -------------               -------------
                                                           ----------  -------------               -------------
Weighted average shares outstanding (000's)..............     120,276       120,276                     135,026

Ratio of earnings to fixed charges.......................        2.0x          2.0x                        2.5x

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

    (a) Assumes that the estimated proceeds of $996.9 million from the Offerings, combined with estimated additional borrowings of $1,116.9 million under the Amended Credit Facility in excess of amounts outstanding under the Existing Credit Facility, will be used to redeem the Senior Subordinated Notes, to repurchase the Outstanding Senior Debentures, and to pay tender offer premiums, consent payments, redemption premiums, and other expenses of the Refinancing. The resulting pro forma adjustments to interest expense consist of the following (in millions of dollars):

                                                                                       THREE MONTHS          YEAR
                                                                                     ENDED MARCH 31,        ENDED
                                                                                   --------------------  DECEMBER 31,
                                                                                     1997       1996         1996
                                                                                   ---------  ---------  ------------
(1) Elimination of interest related to:
    Outstanding Senior Debentures................................................  $   (27.5) $   (27.5)  $   (110.0)
    10 1/4% Senior Subordinated Notes............................................       (6.4)      (6.4)       (25.6)
    10 1/2% Senior Subordinated Notes............................................       (3.9)      (3.9)       (15.7)
    10% Senior Subordinated Notes................................................       (6.3)      (6.3)       (25.0)
    9 3/4% Senior Subordinated Notes.............................................       (4.9)      (4.9)       (19.5)
    9.95% Senior Subordinated Notes..............................................       (2.5)      (2.5)       (10.0)
(2) Elimination of deferred finance fee amortization related to:
    Outstanding Senior Debentures................................................        (.5)       (.5)        (2.2)
    Senior Subordinated Notes....................................................        (.4)       (.4)        (1.8)
    Existing Credit Facility.....................................................        (.3)       (.3)        (1.1)
(3) Interest on the Notes:
    7.85% Senior Notes due 2004..................................................        5.9        5.9         23.6
    8.10% Senior Notes due 2007..................................................        6.1        6.1         24.3
(4) Interest on borrowings under the Amended Credit Facility in excess of amounts outstanding under the Existing Credit Facility (using an assumed rate of
    7.375%)......................................................................       20.6       20.6         82.4
(5) Amortization of estimated deferred finance fees related to:
    Senior Notes.................................................................         .3         .3          1.2
    Amended Credit Facility......................................................         .4         .4          1.6
                                                                                   ---------  ---------  ------------
                                                                                   $   (19.4) $   (19.4)  $    (77.8)
                                                                                   ---------  ---------  ------------
                                                                                   ---------  ---------  ------------

    (b) The provision for income taxes has been adjusted to reflect the reduction in interest expense at the estimated statutory rate.
    (c) The unaudited pro forma condensed consolidated statement of operations does not include charges aggregating $175.1 million ($108.1 million after deducting estimated tax benefits) for the write-off of unamortized deferred finance fees, consent fees, and tender offer premiums associated with the Amended Credit Facility, the repurchase of the Outstanding Senior Debentures and the redemption of the Senior Subordinated Notes, calculated at March 31, 1997.
    (d) For purposes of the pro forma condensed consolidated statements of operations, funding of the total estimated purchase consideration of $571.1 million for the AVIR Acquisition is assumed to be under the Company's Existing Credit Facility, which was amended in November 1996 to provide additional borrowing capacity for the AVIR Acquisition. Interest was calculated at average rates in effect under the Existing Credit Facility during the period, and a tax benefit was provided on such interest at the estimated statutory rate. The Company believes that a portion of the $241.5 million unallocated excess of purchase cost over net assets acquired in the AVIR Acquisition will ultimately be allocated to property, plant, and equipment and certain identifiable intangible assets. The detailed allocation of such excess has not been finalized; however, the Company believes that the composite average lives of the AVIR assets, including the remaining unallocated excess of purchase cost over net assets acquired, will range from 25 to 35 years. The pro forma net earnings reflect amortization over 30 years, the average of this range. Amortization over 25 years would decrease net earnings by $1.6 million. Amortization over 35 years would increase net earnings by $1.2 million. These amounts are preliminary estimates and are subject to further refinement upon final determination of the detailed allocation of the AVIR Acquisition purchase consideration.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AT MARCH 31, 1997

                                                                    AS ADJUSTED               AS FURTHER
                                                                      FOR THE                  ADJUSTED
                                                                       AVIR      REFINANCING    FOR THE
                                                          ACTUAL    ACQUISITION  ADJUSTMENTS  REFINANCING
                                                         ---------  -----------  -----------  -----------
                                                         (MILLIONS OF DOLLARS, EXCEPT SHARE AND PER SHARE
                                                                              DATA)
ASSETS
Current assets:
  Cash.................................................  $   211.3   $   211.3                 $   211.3
  Short-term investments...............................       78.5        78.5                      78.5
  Receivables..........................................      659.0       659.0                     659.0
  Inventories..........................................      626.8       626.8                     626.8
  Prepaid expenses.....................................      125.5       125.5                     125.5
                                                         ---------  -----------               -----------
    Total current assets...............................    1,701.1     1,701.1                   1,701.1

Investments and other assets:
  Investments and advances.............................      126.5       126.5                     126.5
  Repair parts inventories.............................      209.3       209.3                     209.3
  Prepaid pension......................................      639.1       639.1                     639.1
  Insurance for asbestos-related costs.................      255.3       255.3                     255.3
  Deposits, receivables and other assets...............      266.7       266.7    $    (5.1)(b)      261.6
  Excess of purchase cost over net assets..............    1,313.2     1,313.2                   1,313.2
                                                         ---------  -----------  -----------  -----------
    Total investments and other assets.................    2,810.1     2,810.1         (5.1)     2,805.0

Property, plant and equipment, at cost.................    3,732.3     3,732.3                   3,732.3
Less accumulated depreciation..........................    1,548.4     1,548.4                   1,548.4
                                                         ---------  -----------               -----------
  Net property, plant and equipment....................    2,183.9     2,183.9                   2,183.9
                                                         ---------  -----------  -----------  -----------

Total assets...........................................  $ 6,695.1   $ 6,695.1    $    (5.1)   $ 6,690.0
                                                         ---------  -----------  -----------  -----------
                                                         ---------  -----------  -----------  -----------

LIABILITIES AND SHARE OWNERS' EQUITY
Current liabilities:
  Short-term loans and long-term debt due within one
    year...............................................  $   161.9   $   161.9                 $   161.9
  Current portion of asbestos-related liabilities......      110.0       110.0                     110.0
  Accounts payable and other liabilities...............      779.7       779.7                     779.7
                                                         ---------  -----------               -----------
    Total current liabilities..........................    1,051.6     1,051.6                   1,051.6
Long-term debt.........................................    3,407.7     3,517.8(a)  $  (233.1)(c)    3,284.7
Deferred taxes.........................................      231.4       231.4        (67.0)(d)      164.4
Nonpension postretirement benefits.....................      366.2       366.2                     366.2
Asbestos-related liabilities...........................      118.4       118.4                     118.4
Other liabilities......................................      528.1       418.0(a)                  418.0
Commitments and contingencies
Minority share owners' interests.......................      234.4       234.4                     234.4

Share owners' equity:
  Preferred stock......................................       21.4        21.4                      21.4
  Common stock, par value $.01 per share, 122,673,393
    shares outstanding, 137,423,393 shares outstanding
    as adjusted(g).....................................        1.2         1.2          0.2(e)        1.4
  Capital in excess of par value.......................    1,074.4     1,074.4        402.9(e)    1,477.3
  Deficit..............................................     (203.6)     (203.6)      (108.1)  f)     (311.7)
  Cumulative foreign currency translation adjustment...     (136.1)     (136.1)                   (136.1)
                                                         ---------  -----------  -----------  -----------
    Total share owners' equity.........................      757.3       757.3        295.0      1,052.3
                                                         ---------  -----------  -----------  -----------

Total liabilities and share owners' equity.............  $ 6,695.1   $ 6,695.1    $    (5.1)   $ 6,690.0
                                                         ---------  -----------  -----------  -----------
                                                         ---------  -----------  -----------  -----------

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

    (a) On February 3, 1997, the Company completed the acquisition of 79% of AVIR, the assets and liabilities of which are included in the condensed consolidated balance sheet at March 31, 1997. In addition to purchasing this controlling interest pursuant to an acquisition agreement, the Company has initiated a tender offer for the 21% of the shares of AVIR that are publicly held. Based upon current exchange rates, the amount required to purchase all of such remaining publicly held shares is approximately $110.1 million, which is included in other liabilities in the condensed consolidated balance sheet at March 31, 1997. For purposes of the unaudited pro forma condensed consolidated balance sheet, this liability has been eliminated and long-term debt has been increased to reflect the borrowing of funds required to pay for all of the shares of AVIR that are publicly held.

    (b) Reflects the impact of recording additional deferred finance fees of $10.5 million and $7.4 million related to the Senior Note Offerings and the Amended Credit Facility, respectively, and the write-off of unamortized deferred finance fees of $8.1 million, $10.2 million, and $4.7 million related to the Senior Subordinated Notes, the Outstanding Senior Debentures and the Existing Credit Facility, respectively.

    (c) Reflects the issuance of $600.0 million aggregate principal amount of Senior Notes, a net increase in borrowings under the Amended Credit Facility of $1,116.9 million, and the repurchase of $1.0 billion aggregate principal amount of the Outstanding Senior Debentures and the redemption of $950.0 million aggregate principal amount of the Senior Subordinated Notes.

    (d) Reflects the tax benefit, at estimated statutory rates, of the write-off of unamortized deferred finance fees, tender offer premiums and consent fees.

    (e) Reflects the estimated net proceeds from the Equity Offerings of $405.2 million, less estimated expenses of $2.1 million.

    (f) Represents charges aggregating $175.1 million ($108.1 million after deducting estimated tax benefits) for the write-off of unamortized deferred finance fees, consent fees, and tender offer premiums associated with Amended Credit Facility, the repurchase of the Outstanding Senior Debentures, and the redemption of the Senior Subordinated Notes, in each case, calculated at March 31, 1997.

    (g) Excludes 2,281,326 shares of Common Stock issuable pursuant to immediately exercisable stock options at March 31, 1997.

                       ALTERNATIVE PRO FORMA ASSUMPTIONS

    TENDER OFFER. As of May 9, 1997, the holders of approximately $953.5 aggregate principal amount of Outstanding Senior Debentures had validly and, except under certain limited circumstances, irrevocably tendered their Outstanding Senior Debentures for payment in the Tender Offer. To the extent that the aggregate principal amount of Outstanding Senior Debentures tendered and accepted by the expiration of the Tender Offer is less than 100% of the total, the Company expects to decrease its borrowings under the Amended Credit Facility by such amount of principal and the related tender and consent fees. If all of the remaining approximately $46.5 million aggregate principal amount of Outstanding Senior Debentures are not tendered and accepted for payment prior to the Expiration of the Tender Offer, interest expense on an annualized basis will be approximately $1.8 million higher than reflected in the pro forma adjustments.

    AMENDED CREDIT FACILITY. For pro forma purposes, the assumed interest rate on additional borrowings under the Amended Credit Facility is 7.375% (which rate includes the estimated cost of a variable to fixed interest rate swap). The actual interest rate will be determined based upon market conditions at the time such additional amounts are borrowed. Each one-half percentage point change in the rate will impact interest expense by $5.6 million on an annualized basis.

    SENIOR SUBORDINATED NOTES REDEMPTION. As of May 9, 1997, the Company had sufficient commitments from existing and new lenders required to provide the additional $1.2 billion of borrowing capacity under the Amended Credit Facility. Nevertheless, effectiveness of the Amended Credit Facility and the availability of the $1.2 billion of additional borrowing capacity thereunder, remains subject to a number of conditions. While it is the Company's current intention to redeem all of the Senior Subordinated Notes at the earliest practicable date in 1997 as each such series becomes redeemable, it is not obligated to do so. For pro forma purposes, to the extent Senior Subordinated Notes are not redeemed for any of the above reasons, assumed borrowings under the Amended Credit Facility will be reduced accordingly. If none of the Senior Subordinated Notes are redeemed, interest expense for the year ended December 31, 1996, on a pro forma basis, would have been approximately $25.0 million ($15.4 million after tax) higher than that reflected in the pro forma adjustments resulting in earnings per share which is lower by $0.11. Charges for the write-off of unamortized deferred finance fees, consent fees and tender offer premiums, calculated at March 31, 1997, would be lower by $43.3 million ($26.7 million after tax).

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for each of the five years in the period ended December 31, 1996 have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the three months ended March 31, 1997 and 1996 were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results for the three months are not necessarily indicative of the results to be expected for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, notes thereto and other financial and statistical information incorporated by reference herein.

                                                    THREE MONTHS
                                                  ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                                --------------------  -----------------------------------------------------
                                                  1997       1996       1996       1995       1994       1993       1992
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                               (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING RESULTS:
Revenues:
Net sales.....................................  $ 1,056.3  $   905.8  $ 3,845.7  $ 3,763.2  $ 3,567.3  $ 3,535.0  $ 3,392.6
Other(a)......................................       59.9       31.0      130.5      117.8       85.6      127.1       81.6
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  1,116.2      936.8    3,976.2    3,881.0    3,652.9    3,662.1    3,474.2
Costs and expenses:
Manufacturing, shipping and delivery..........      844.9      708.9    3,025.6    2,948.5    2,824.3    2,823.8    2,744.1
Research, engineering, selling, administrative
  and other (b)...............................      101.0       80.0      323.9      322.9      379.1      842.8      260.3
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before interest expense and items below.....      170.3      147.9      626.7      609.6      449.5       (4.5)     469.8
Interest expense..............................       85.9       73.5      302.6      299.6      278.2      290.0      312.9
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before items below..........................       84.4       74.4      324.1      310.0      171.3     (294.5)     156.9
Provision (credit) for income taxes...........       23.4       25.9      104.9      100.8       68.9     (113.1)      64.0
Minority share owners' interests in earnings
  of subsidiaries.............................        6.4        8.9       28.1       40.1       24.1       19.4       14.6
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from continuing operations
  before extraordinary items and cumulative
  effect of accounting changes................       54.6       39.6      191.1      169.1       78.3     (200.8)      78.3
Net earnings of discontinued operations.......                                                               1.4       18.4
Gain on sale of discontinued operations, net
  of applicable income taxes..................                                                             217.0
Extraordinary charges from early
  extinguishment of debt, net of applicable
  income taxes................................                                                             (12.7)     (31.5)
Cumulative effect on prior years of changes in
  methods of accounting for income taxes and
  post retirement benefits, net of applicable
  income taxes (c)............................                                                                       (199.4)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings (loss)...........................  $    54.6  $    39.6  $   191.1  $   169.1  $    78.3  $     4.9  $  (134.2)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                    THREE MONTHS
                                                  ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                                --------------------  -----------------------------------------------------
                                                  1997       1996       1996       1995       1994       1993       1992
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                               (MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)
Earnings (loss) per share of common stock:
  Earnings (loss) from continuing operations
    before extraordinary items and cumulative
    effect of accounting changes..............  $    0.44  $    0.33  $    1.58  $    1.40  $    0.64  $   (1.70) $    0.66
  Net earnings of discontinued operations.....                                                              0.01       0.15
  Gain on sale of discontinued operations.....                                                              1.82
  Extraordinary charges.......................                                                             (0.10)     (0.26)
  Cumulative effect of accounting changes
    (c).......................................                                                                        (1.68)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net earnings (loss).........................  $    0.44  $    0.33  $    1.58  $    1.40  $    0.64  $    0.03  $   (1.13)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA(d).....................................  $   243.2  $   205.8  $   871.0  $   813.0  $   659.0  $   200.7  $   676.5
Adjusted EBITDA(e)............................      241.0      205.8      871.0      813.0      759.0      732.8      676.5
Depreciation..................................       67.7       52.8      219.8      188.3      183.3      180.0      181.9
Amortization of excess cost and intangibles...       13.0       11.6       46.8       44.8       45.2       40.8       38.6
Additions to property, plant and equipment....       76.6       77.1      388.4      283.6      286.0      266.2      250.8
Ratio of earnings to fixed charges............       1.8x       1.9x       2.0x       1.9x       1.5x         (f)      1.5x
Ratio of Adjusted EBITDA to interest
  expense.....................................       2.8x       2.8x       2.9x       2.7x       2.7x       2.5x       2.2x
Ratio of total debt to Adjusted EBITDA........                             3.9x       3.5x       3.5x       3.4x       4.6x
Weighted average shares outstanding (in
  thousands)..................................    121,813    120,060    120,276    119,343    119,005    118,978    118,980
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital...............................  $     650  $     334  $     380  $     328  $     171  $     234  $     245
Total assets..................................      6,695      5,452      6,105      5,439      5,318      4,901      5,151
Total debt....................................      3,570      2,852      3,395      2,833      2,690      2,487      3,107
Share owners' equity..........................        757        570        730        532        376        295        299

--------------------------

(a) Other revenues includes gains from divestitures of $16.3 million ($16.3 million after tax) in the three months ended March 31, 1997, and $46.1 million ($34.6 million after tax) in the year ended December 31, 1993.

(b) In the first quarter of 1997, the Company recorded a charge of $14.1 million ($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business. In the fourth quarter of 1995, the Company recorded a charge of $40.0 million ($24.7 million after tax) to write down the asbestos insurance asset and a net credit of $40.0 million ($24.7 million after tax) primarily from the reduction of previously established restructuring reserves. In the fourth quarter of 1994, the Company recorded a charge of $100.0 million ($61.7 million after tax) to write down the asbestos insurance asset. In the fourth quarter of 1993, the Company recorded charges totaling $578.2 million ($357.0 million after tax) principally for estimated uninsured future asbestos-related costs and costs associated with its restructuring program.

(c) In the fourth quarter of 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," each as of January 1, 1992.

(d) EBITDA is comprised of earnings from continuing operations before interest expense, income taxes, minority share owners interests, extraordinary items and cumulative effect of accounting changes and excludes depreciation, amortization of excess cost and intangibles and interest income of $7.8 million and $6.5 million for the three months ended March 31, 1997 and 1996, respectively, and $22.3 million, $29.7 million, $19.0 million, $15.6 million, and $13.8 million for the years ended December 31, 1996, 1995,

    1994, 1993 and 1992, respectively. EBITDA is a measure of the Company's ability to service its debt. It is not an alternative to net income as a measure of the Company's results of operations (as interest income, interest expense, taxes, depreciation, amortization and minority share owners' interests are included in the determination of net income) or to cash flows as a measure of liquidity (as cash flows include the cash effects of all operating, financing and investing activities). Rather, it is included herein because EBITDA is a widely accepted financial indicator used by certain investors and financial analysts to assess and compare companies on the basis of operating performance. EBITDA as computed may not be comparable to similarly-titled measures of other companies.

(e) Adjusted EBITDA excludes unusual charges of $14.1 million for the three months ended March 31, 1997 and $100.0 million and $578.2 million for the years ended December 31, 1994 and 1993, respectively, and gains from divestitures of $16.3 million for the three months ended March 31, 1997 and $46.1 million for the year ended December 31, 1993 (see Notes (a) and (b)).

(f) Earnings of the Company were insufficient to cover fixed charges for the year ended December 31, 1993 in the amount of $292.0 million due to a $253.2 million charge in the fourth quarter of 1993 principally related to the Company's restructuring program and a $325.0 million charge in the fourth quarter of 1993 for estimated uninsured future asbestos-related costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

COMPARISON OF FIRST QUARTER 1997 WITH FIRST QUARTER 1996

    The Company recorded net earnings of $54.6 million for the first quarter of 1997 compared to $39.6 million for the first quarter of 1996. The first quarter of 1997 includes amounts relating to: (1) the AVIR Acquisition and (2) the Anchor Assets. Excluding the effects of the 1997 unusual items discussed below, the Company's first quarter 1997 net earnings of $47.0 million increased $7.4 million, or 18.7%, over first quarter 1996 net earnings of $39.6 million. Consolidated segment operating profit, excluding the 1997 unusual items, was $151.5 million for the first quarter of 1997, an increase of $15.4 million, or 11.3%, compared to the same 1996 period. The increase is attributable to higher operating profit for both the Glass Containers segment and the Plastics and Closures segment, along with lower other retained costs. Interest expense, net of interest income, increased $11.1 million due in part to debt incurred or assumed in connection with acquisitions. The Company's estimated effective tax rate, excluding the effect of the Kimble Glass gain discussed below, was 34.4% in the first quarter of 1997, compared to 34.8% estimated for the first quarter of 1996 and the actual rate of 32.4% for the full year 1996.

    Capsule segment results (in millions of dollars) for the first quarter of 1997 and 1996 were as follows:

                                                                                NET SALES
                                                                              (UNAFFILIATED
                                                                                CUSTOMERS)         OPERATING PROFIT
                                                                           --------------------  --------------------
                                                                             1997       1996       1997       1996
                                                                           ---------  ---------  ---------  ---------
Glass Containers.........................................................  $   775.6  $   641.8  $   101.1  $    98.7
Plastics and Closures....................................................      280.4      263.6       51.7       43.8
Eliminations and other retained costs (a)................................         .3         .4         .9       (6.4)
                                                                           ---------  ---------  ---------  ---------
Consolidated total.......................................................  $ 1,056.3  $   905.8  $   153.7  $   136.1
                                                                           ---------  ---------  ---------  ---------
                                                                           ---------  ---------  ---------  ---------

------------------------

(a) Operating profit for 1997 includes: (1) a gain of $16.3 million on the sale of the remaining 49% interest in Kimble Glass, and (2) charges of $14.1 million principally for the estimated cost of guaranteed lease obligations of a previously divested business.

    Consolidated net sales for the first quarter of 1997 increased $150.5 million, or 16.6%, over the prior year. Net sales of the Glass Containers segment increased $133.8 million, or 20.8%, over 1996. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting the recent acquisition of AVIR (which contributed approximately $85 million to first quarter 1997 U.S. dollar sales) and increased unit shipments in Colombia and the United Kingdom. Domestically, the increase in glass container unit shipments to U.S. brewers more than offset lower shipments of food containers. Excluding the additional business gained through the acquisition of the Anchor Assets, domestic unit shipments increased slightly from the pervious year. Net sales of the Plastics and Closures segment increased $16.8 million, or 6.4%, over the prior year. Higher shipments of plastic containers for personal care items such as shampoos, lotions, and liquid shower soaps along with increased demand for prescription containers contributed to the increase.

    Consolidated operating profit for the first quarter of 1997, excluding the 1997 unusual items, increased $15.4 million, or 11.3%, to $151.5 million from first quarter 1996 operating profit of $136.1 million. The operating profit of the Glass Containers segment increased $2.4 million to $101.1 million, compared to $98.7 million in the first quarter of 1996. The combined U.S. dollar operating profit of the segment's foreign affiliates increased slightly from the first quarter of 1996. AVIR contributed approximately $11 million to first quarter 1997 U.S. dollar operating profit. Improved results at the segment's affiliates in Poland and Venezuela partially offset the effects of continuing soft market conditions in Brazil, and reduced export shipments from Hungary, which adversely affected results of affiliates located in those countries. Domestically, operating profit increased slightly from the first quarter of 1996. The operating profit of the Plastics and Closures segment increased $7.9 million, or 18.0%, compared to the first quarter of 1996. The increase resulted from improved manufacturing performance and higher unit shipments of plastic containers and prescription containers. Other retained costs, excluding the 1997 unusual items discussed below, were $1.3 million for the first quarter of 1997 compared to $6.4 million for the first quarter of 1996, reflecting lower employee benefit costs and higher net financial services income.

    The first quarter 1997 results include the following unusual items: (1) a gain of $16.3 million ($16.3 million after tax) on the sale of the Company's remaining 49% interest in Kimble Glass, and (2) charges of $14.1 million ($8.7 million after tax) principally for the estimated cost of guaranteed lease obligations of a previously divested business.

COMPARISON OF 1996 WITH 1995

    For the year ended December 31, 1996, the Company recorded net earnings of $191.1 million, an increase of $22.0 million, or 13.0%, over 1995 net earnings of $169.1 million. Consolidated segment operating profit was $589.2 million in 1996 compared to $565.5 million in 1995. Excluding the effects of the 1995 unusual items described below, the increase was attributable to the Company's domestic glass and plastics and closures operations, which more than offset lower operating profit for the Company's international glass operations. Interest expense, net of interest income, increased $10.4 million due in part to lower interest income as a result of reduced levels of cash available for temporary investment. The decrease in foreign net earnings, particularly for the Brazilian and Venezuelan subsidiaries, also resulted in a decrease in minority share owners' interests in earnings of subsidiaries.

    Capsule segment results (in millions of dollars) for 1996 and 1995 are as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                                        1996       1995
-----------------------------------------------------------------------  ---------  ---------
Glass Containers.......................................................  $ 2,783.3  $ 2,744.0
Plastics and Closures..................................................    1,060.7    1,017.7
Other..................................................................        1.7        1.5
                                                                         ---------  ---------
  Consolidated total...................................................  $ 3,845.7  $ 3,763.2
                                                                         ---------  ---------
                                                                         ---------  ---------

OPERATING PROFIT                                                           1996      1995(A)
-----------------------------------------------------------------------  ---------  ---------
Glass Containers.......................................................  $   424.5  $   482.7
Plastics and Closures..................................................      172.1      137.4
Eliminations and other retained costs..................................       (7.4)     (54.6)
                                                                         ---------  ---------
  Consolidated total...................................................  $   589.2  $   565.5
                                                                         ---------  ---------
                                                                         ---------  ---------

------------------------

(a) Includes a charge of $40.0 million to write down the asbestos insurance asset and a net credit of $40.0 million primarily from the reduction of previously established restructuring reserves. These items increased (decreased) operating profit as follows: Glass Containers, $45.1 million; Plastics and Closures $(5.1) million; and other retained costs $(40.0) million.

    Consolidated net sales for 1996 increased $82.5 million, or 2.2%, over the prior year. Net sales of the Glass Containers segment increased $39.3 million, or 1.4%, over 1995. The combined U.S. dollar sales of the segment's foreign affiliates increased over the prior year, reflecting higher unit shipments by several of the foreign affiliates. The inclusion of recently acquired glass container operations in Hungary, Finland, and Estonia more than offset lower unit shipments in Brazil, Venezuela and India and the effects of devaluations of the Venezuelan currency in late 1995 and early 1996. Domestically, glass container unit shipments were slightly below prior year levels due in part to the absence in 1996 of sales of soft drink bottles as a result of the conversion from glass to plastic containers. For the Company, this conversion is completed but has affected 1996 comparisons to prior year periods. As a result of obtaining additional business and increased consumer demand for premium and specialty beers, the increase in shipments to U.S. brewers more than offset the lower shipments of food containers, including iced tea and juice bottles. In the Plastics and Closures segment, sales increased by $43.0 million, or 4.2%, over 1995. Higher unit shipments of compression-molded and dispensing closures, plastic containers, especially containers used for personal care and health care products, along with the reported sales of the recently acquired plastic container operations in Finland contributed to the increase. Partially offsetting were the effects of lower resin prices on pass-through arrangements with customers.

    Consolidated operating profit for 1996 increased $23.7 million, or 4.2%, to $589.2 million from 1995 operating profit of $565.5 million. Consolidated operating profit was 15.3% of net sales in 1996 compared to 15.0% in 1995. Consolidated operating expenses (consisting of selling and administrative, engineering, and research and development expenses) as a percentage of net sales was 6.4% in both 1996 and 1995. Operating profit of the Glass Containers segment was $424.5 million, a decrease of $13.1 million, or 3.0%, from 1995, excluding the 1995 unusual item discussed below. Domestically, operating profit increased over 1995 as a result of an improved cost structure, which more than offset the effects of inflation and slightly lower unit pricing in some product lines. Internationally, record results were achieved in the United Kingdom and Poland, and positive contributions were reported from the recently acquired glass container operations in Hungary, Finland and Estonia. Despite this, however, U.S. dollar operating profit for the international operations was lower in 1996 compared to 1995 due to soft market conditions in Brazil and Venezuela and currency devaluations in Venezuela in late 1995 and early 1996. Operating profit of the Plastics and Closures segment was $172.1 million, an increase of $29.6 million, or 20.8%, from 1995, excluding the 1995 unusual item discussed below. The majority of the increase resulted from higher unit shipments in most businesses. Additionally, improved manufacturing performance, the restructuring of the labels and carriers business, and a consolidation of manufacturing capacity in the specialty products business contributed to the increase. Other retained costs were $7.4 million in 1996 compared to $14.6 million in 1995, excluding the 1995 unusual item discussed below, reflecting higher net financial services income. In December 1995, the Company reached settlements involving all remaining insurance coverage limits (81% of original limits) in the asbestos-related litigation. As a result of the settlement agreements, the Company recorded a charge of $40.0 million ($24.7 million after tax) in the fourth quarter of 1995 to write down the asbestos insurance asset to the approximate coverage amounts expected to be received. For additional information, see "--Capital Resources and Liquidity." In the fourth quarter of 1995, the Company also recorded an unusual net credit of $40.0 million ($24.7 million after tax), related primarily to the reduction of previously established restructuring reserves. Included in the net credit of $40.0 million is a charge of $5.1 million for the restructuring of the Company's labels and carriers business.

    In connection with the Refinancing, the Company will incur approximately $108.1 million of after tax charges relating to the write-off of unamortized deferred finance fees, consent fees and tender offer premiums, calculated at March 31, 1997. This charge will be reflected as an extraordinary item and will reduce net earnings for 1997.

COMPARISON OF 1995 WITH 1994

    For the year ended December 31, 1995, the Company recorded net earnings of $169.1 million compared to $78.3 million in 1994. Excluding the effects of the 1994 unusual item discussed below, the Company's 1995 net earnings of $169.1 million increased $29.1 million, or 20.8%, over 1994 earnings of $140.0 million. Consolidated segment operating profit was $565.5 million in 1995 compared to $508.2 million in 1994, excluding the unusual charge. The increase was largely attributable to the Company's international glass business which reported significantly increased unit shipments, dollar sales, and operating profit in 1995. Interest expense, net of interest income, increased $10.7 million due in part to debt assumed in connection with acquisitions. The Company's annual effective tax rate for 1995 was 32.5% compared to 39.5% for 1994 as adjusted for unusual items. The lower 1995 rate is primarily the result of a higher mix of foreign earnings, which benefited from lower effective tax rates in 1995. The increased foreign net earnings also resulted in an increase in minority share owners' interests in earnings of subsidiaries, principally in Brazil, Colombia, and Poland.

    Capsule segment results (in millions of dollars) for 1995 and 1994 are as follows:

NET SALES TO UNAFFILIATED CUSTOMERS                                        1995       1994
-----------------------------------------------------------------------  ---------  ---------
Glass Containers.......................................................  $ 2,744.0  $ 2,590.1
Plastics and Closures..................................................    1,017.7      976.1
Other..................................................................        1.5        1.1
                                                                         ---------  ---------
  Consolidated total...................................................  $ 3,763.2  $ 3,567.3
                                                                         ---------  ---------
                                                                         ---------  ---------


OPERATING PROFIT                                                         1995 (A)     1994
-----------------------------------------------------------------------  ---------  ---------

Glass Containers.......................................................  $   482.7  $   393.0
Plastics and Closures..................................................      137.4      140.4
Eliminations and other retained costs (b)..............................      (54.6)    (125.2)
                                                                         ---------  ---------
  Consolidated total...................................................  $   565.5  $   408.2
                                                                         ---------  ---------
                                                                         ---------  ---------

------------------------

(a) Includes a charge of $40.0 million to write down the asbestos insurance asset and a net credit of $40.0 million primarily from the reduction of previously established restructuring reserves. These items increased (decreased) operating profit as follows: Glass Containers, $45.1 million; Plastics and Closures $(5.1) million; and other retained costs $(40.0) million.

(b) Includes a charge of $100.0 million in 1994 to write down the asbestos insurance asset.

    Consolidated net sales for 1995 increased $195.9 million, or 5.5%, over the prior year. Net sales of the Glass Containers segment increased $153.9 million, or 5.9%, over 1994. Higher glass container unit shipments by foreign affiliates and recently acquired glass container operations in Poland and India accounted for the increase. Consistent with domestic glass industry trends, the Company's 1995 domestic glass container unit shipments were approximately 6% below 1994. These shipments declined throughout 1995 as a result of the continuing conversion of soft drink containers from glass to plastic. This conversion will also affect comparisons to prior year periods throughout 1996. Higher shipments of glass containers to U.S. brewers as a result of increased consumer demand for premium and specialty beers more than offset lower demand for food containers, including iced tea and juice bottles. In the Plastics and Closures segment, sales increased $41.6 million, or 4.3%, over 1994. Higher unit pricing caused by higher resin costs and increased volumes in the closure and prescription products businesses resulted in higher reported sales. Higher unit shipments of closures and prescription containers were offset by lower shipments of plastic containers, especially bottles used for personal care and household products, due in part to the closing of two plastic bottle manufacturing facilities in late 1994.

    Consolidated operating profit for 1995 increased $57.3 million, or 11.3%, to $565.5 million from 1994 operating profit of $508.2 million, excluding the unusual 1994 fourth quarter charge. Consolidated operating profit was 15.0% of net sales in 1995 compared to 14.2% in 1994, excluding the 1994 unusual item. Consolidated operating expenses as a percentage of net sales decreased to 6.4% in 1995 from 7.0% in 1994. Operating profit of the Glass Containers segment, exclusive of the 1995 unusual item discussed below, was $437.6 million, an increase of $44.6 million, or 11.3%, over 1994. Increased unit shipments at most foreign affiliates, improved market conditions for the segment's Venezuelan operations, and higher margins at the Colombian and United Kingdom operations resulted in higher U.S. dollar operating profits. The economic effects of exchange and price controls instituted in Venezuela in June 1994 and the December 1995 devaluation of the bolivar negatively affected the 1995 operating profit. Similar programs and controls instituted in prior years have had a temporary adverse effect on the operating profit of the Company's foreign affiliates; the Company is not able to project the magnitude or duration of such effects on future operating results. The domestic glass container operations were adversely affected in 1995 by the significantly higher cost of corrugated boxes, which are used extensively in packaging and shipping many of the Company's finished products. Also, domestic glass container unit shipments were lower in 1995 due to the continuing conversion of soft drink containers from glass to plastic, which resulted in excess capacity in the industry and increased price competition. Cost reductions and productivity improvements achieved throughout the Glass Containers segment partially offset these effects. Operating profit of the Plastics and Closures segment, exclusive of the 1995 unusual item discussed below, increased slightly to $142.5 million in 1995 from $140.4 million in 1994. The 1995 results benefited from increased unit shipments in both the closures and prescription containers businesses along with productivity improvements achieved in the plastic bottles business. These benefits were partially offset by the effects of lower shipments and margins in the segment's labels and carriers business as a result of higher raw material costs, the soft drink conversion from glass to plastic, and the increasing utilization by customers of other forms of carriers, such as fiberboard cartons and shrink wrap packaging. Excluding the labels and carriers business, the segment's operating profit was up approximately 11% over 1994. Other retained costs, exclusive of the effects of unusual fourth quarter items in both years as discussed below, were $14.6 million in 1995 compared to $25.2 million in 1994 reflecting lower employee benefit costs and higher net financial services income.

    In December 1995, the Company reached settlements involving all remaining insurance coverage limits (81% of original limits) in the asbestos-related litigation. As a result of the settlement agreements, the Company recorded a charge of $40.0 million ($24.7 million after tax) in the fourth quarter of 1995 to write down the asbestos insurance asset to the approximate coverage amounts expected to be received. For additional information, see "--Capital Resources and Liquidity."

    In the fourth quarter of 1995, the Company also recorded an unusual net credit of $40.0 million ($24.7 million after tax), related primarily to the Company's restructuring program, the cost of which was originally estimated and recorded in the fourth quarter of 1993. During 1994 and 1995, the Company completed a number of the initiatives contemplated in the program. Some costs were lower than originally estimated. Additionally, in response to changing business conditions and obtaining additional business, some of the planned actions were modified, eliminated, or are no longer anticipated. As a result of these developments, the reserve was reduced by $45.1 million. Included in the net credit of $40.0 million is a charge of $5.1 million for the restructuring of the Company's labels and carriers business resulting from the conversion of soft drinks from glass to plastic containers. This charge represents the estimated severance and early retirement costs related to workforce reductions and write downs of equipment and inventory.

    In December 1994, the Company concluded a settlement with certain reinsurers involved in the asbestos-related litigation representing approximately 19% of coverage limits. As a result of the settlement agreement and certain other considerations, including continuing delays in the resolution of the Company's claims for insurance coverage, the Company recorded a charge of $100.0 million ($61.7 million after tax) in the fourth quarter of 1994 to write down the asbestos insurance asset.

CAPITAL RESOURCES AND LIQUIDITY

    The Company's total debt at March 31, 1997 was $3.57 billion, compared to $3.39 billion at December 31, 1996 and $2.85 billion at March 31, 1996.

    At March 31, 1997, the Company had available credit totaling $1.8 billion under the Existing Credit Facility expiring in December 2001, of which $408.2 million had not been utilized. At December 31, 1996, the Company had $628.7 million of credit which had not been utilized under the Existing Credit Facility. The increased utilization and corresponding higher debt balances at March 31, 1997 resulted in large part from the requirement to commit available credit sufficient to pay for the remaining 21% of AVIR shares upon the closing of the Company's tender offer for such shares and expenditures related to the acquisition of the Anchor Assets. Utilization was also higher as a result of borrowings for capital expenditures and asbestos-related payments, partially offset by proceeds received from the sale of the Company's remaining 49% in Kimble Glass and cash provided by operations, including cash received for settlement of a portion of the insurance asset for asbestos-related costs. Cash provided by operating activities was $52.0 million for the first three months of 1997 compared to $55.0 million for the first three months of 1996. Cash provided by operating activities was $317.8 million and $252.6 million for the years ended December 31, 1996 and 1995, respectively.

    In the twelve-month period commencing April 1, 1997, the Company anticipates that cash flow from its operations and from utilization of available credit under the Existing Credit Facility or the Amended Credit Facility will be sufficient to fund its operating and seasonal working capital needs, debt service and other obligations. The Company faces additional demands upon its liquidity for asbestos-related payments. Based on the Company's expectations regarding favorable trends which should lower its aggregate payments for lawsuits and claims and its expectation of the collection of its insurance coverage and reimbursement for such lawsuits, and also based on the Company's expected operating cash flow, the Company believes that the payment of any deferred amounts of previously settled or otherwise determined lawsuits and claims, and the resolution of presently pending and anticipated future lawsuits and claims associated with asbestos, will not have a material adverse effect upon the Company's liquidity on a short-term or long-term basis.

    Assuming consummation of the Refinancing as currently contemplated, the Company expects that the utilization of available credit under the Amended Credit Facility, combined with cash flows from operations, will be sufficient to fund its operating and seasonal working capital needs, debt service including relatively modest scheduled principal payments, completion of the AVIR Acquisition and other obligations through 2001 (the term of the Amended Credit Facility). If the Refinancing is not consummated as currently contemplated and additional borrowing capacity is not available under the Amended Credit Facility, cash flows from operations may not be sufficient to repay the Company's Senior Subordinated Notes as they become due and payable commencing early 1999. There can be no assurance that the Company will be able to refinance existing indebtedness or otherwise raise funds in a timely manner or that the proceeds therefrom will be sufficient to repay such indebtedness.

                                    BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

    The Company, through its subsidiaries, is the successor to a business established in 1903. The Company is one of the world's leading manufacturers of packaging products. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In addition to being the largest manufacturer of glass containers in the United States, North America, South America and India, and the second largest in Europe with the acquisition of AVIR described below, the Company is a leading manufacturer in the United States of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. Over the last few years, through acquisitions and investments strategic to its core businesses, the Company has furthered its market leadership position in the geographic areas in which it competes. Over the past five years, the Company has invested nearly $1.5 billion in capital expenditures alone (excluding acquisition expenditures) to improve productivity and increase capacity in key locations.

    In 1996, one of the Company's major competitors in the U.S. glass container segment of the rigid packaging industry, Anchor Glass Container Corporation ("Anchor"), filed for protection under Chapter 11 of the United States Bankruptcy Code. As part of the bankruptcy proceedings, in December 1996, the Company announced that an agreement had been reached whereby the Company would acquire two of Anchor's glass manufacturing facilities and assume contractual agreements with a major U. S. brewer, including a partnership interest in a glass manufacturing facility ("Anchor Assets"). This agreement is part of a joint bid by Consumers Packaging, Inc. ("Consumers") and the Company, under which Consumers would purchase the majority of Anchor's assets and assume certain liabilities. Under the agreement, which was completed in February 1997, the Company acquired the Anchor Assets for approximately $125 million plus the assumption of certain liabilities.

    In December 1996, the Company announced that it completed a definitive agreement to purchase a controlling interest of approximately 79% in AVIR, the largest manufacturer of glass containers in Italy and the Czech Republic, and the fourth largest in Spain. The acquisition was completed in February 1997. In March 1997, the Company initiated a tender offer for the 21% of the AVIR shares that are publicly held. Total consideration for 100% of the AVIR shares is expected to be approximately $582 million. AVIR is the largest foreign acquisition the Company has ever made, and is the second largest overall acquisition in the history of the Company.

    In addition to AVIR, the Company has expanded its international glass container operations over the past two years with acquisitions in India, Hungary, Finland, Estonia and China. These acquisition efforts are a key part of the Company's strategy to maintain leadership in glass and plastic packaging and to take advantage of revenue and earnings growth opportunities around the world.

GLASS CONTAINERS INDUSTRY SEGMENT

    The Company is a leading manufacturer of glass containers throughout the world. In addition to being the largest maker of glass containers in the United States, North America, South America and India, the Company also is a leading manufacturer of glass packaging in Europe. Worldwide glass container sales represented 66%, 66% and 67% of the Company's consolidated net sales for the years ended December 31, 1996, 1995, and 1994, respectively. The Company believes that its internally developed machines are significantly more efficient and productive than those used by its competitors, making it the low-cost manufacturer and a recognized technological leader in the industry.

    The Company currently has technical assistance agreements with 35 different companies in 37 countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales, and administration, allow the Company to participate in the worldwide growth of the glass container industry. The Company believes these associations and its technical expertise will afford it opportunities to participate in the glass business in regions of the world where the Company does not currently have a presence.

    PRODUCTS AND SERVICES

    Glass containers are produced in a wide range of sizes, shapes and colors for beer, food, tea, fruit juice, soft drinks, liquor, wine, wine coolers and pharmaceuticals. The Company has been a leader in product innovation, introducing products including long neck nonreturnable beer bottles, and in developing containers for teas, juices, food, soft drinks and wine coolers.

    The Company's product development efforts in glass containers are aimed at providing value added packaging systems to customers and consumers. Product lines designed to complement glass containers include product extensions related to single service packages for teas, juices and soft drinks and innovative secondary packaging systems such as closures, carriers and labeled containers.

    CUSTOMERS

    Beer, food (which include juices and teas), liquor (i.e. distilled spirits) and wine producers comprise the majority of industry demand for U.S. glass containers. In addition to the just previously mentioned producers, international glass container customers include soft drink bottlers. In the regions where the Company has operations, it has leading positions within these customer groups, as well as strong positions in smaller customer groups. The Company believes its position gives it the ability to sustain market share and take advantage of new opportunities and areas of growth within each customer group.

    Most glass production is sold to customers under arrangements with terms varying from several months to several years which specify estimated quantities to be shipped as a percentage of the customers' total annual shipment requirements. Containers are typically scheduled for production in response to customers' orders for their quarterly requirements.

    MARKETS AND COMPETITIVE CONDITIONS

    Including the AVIR Acquisition completed in 1997, the Company has glass container operations located in seventeen countries and Puerto Rico. The principal markets for the Company's glass products are in the United States, Latin America and Europe. The Company has the leading market share of the glass segment of United States beer and food (including juices and teas) packaging. Excluding E & J Gallo Winery Inc., which manufactures its own containers, the Company believes it is a leading supplier of glass for wine and wine coolers. Internationally, the Company is the leading producer of glass containers in most of the geographic markets in which it is located.

    The Company's glass products compete on the basis of quality, service and price with other forms of rigid packaging, principally aluminum and steel cans and plastic bottles, as well as glass containers produced by other large, well-established manufacturers. The principal competitors producing glass containers within the U.S. market are Ball-Foster Glass Container Co., L.L.C., a wholly-owned subsidiary of Paris-based Saint-Gobain ("Ball-Foster"), and Anchor Glass Container Corporation, most of the assets of which were purchased by Canadian-based Consumers Packaging, Inc. in early 1997. The principal competitor producing glass containers outside the U.S. market is Saint-Gobain. The principal competitors producing metal containers are American National Can Company, Ball Corporation, Crown Cork & Seal Company, Inc., Reynolds Metals Company, and Silgan Corporation. In the metal container market, no one competitor is dominant. The principal competitors supplying plastic containers are Continental Plastics Containers, Inc. (a subsidiary of Continental Can Company, Inc.), Graham Packaging Co., Plastipak Packaging, Inc., and Silgan Corporation. In the plastic containers market, no one competitor is dominant.

    METHODS OF DISTRIBUTION

    Due to the significance of transportation costs and the importance of timely delivery, manufacturing facilities are located close to customers. Most of the Company's glass container products are shipped by common carrier to customers within a 250-mile radius of a given production site. In addition to glass container manufacturing facilities, the Company operates two sand plants and three machine shops which manufacture high-productivity glass-making machines.

    DOMESTIC GLASS OPERATIONS

    The Company has more than a 40% share of the glass container category of the U.S. rigid packaging market. Domestically, including the 1997 acquisition of the Anchor Assets, the Company operates 22 glass container manufacturing facilities, a sand plant and two machine shops which manufacture high-productivity glass-making machines. Marketing under the trade name Owens- Brockway, the Company's 1996 U.S. glass container sales were significantly higher than the sales of its nearest U.S. glass container competitor, Ball- Foster.

    Unit shipments in the U.S. to brewers and food producers, including producers of juices and teas, approximated 90%, 87% and 77% of the Company's total U.S. glass container unit shipments for 1996, 1995 and 1994, respectively.

    During 1996, total glass container industry shipments within the United States rigid packaging market were slightly below 1995 shipment levels. Shipments declined in 1996 as a result of the continuing conversion of soft drink containers from glass to plastic and lower demand for food containers, including tea and juice bottles. The Company's share of the United States glass container market has remained relatively constant during this time.

    Industry capacity in North America is expected to be aligned more closely with demand. During the first three months of 1997, closings of three U.S. glass container plants and one in Canada, along with furnace shutdowns have been announced by companies operating in the U.S. glass container industry. Overall, the Company expects glass containers' share of the United States rigid packaging market to remain relatively stable compared to 1996 levels and that the Company will maintain its share of the glass container segment due in part to the Company's ongoing improvement in operating efficiencies and its technological leadership.

    The glass container industry in the United States continues to recycle used glass containers into new glass containers. The Company is an important part of this effort and continues to melt substantial tonnage of recycled glass in its glass furnaces. The infrastructure for recycling glass also supplies recycled glass containers to producers other than those in the glass container industry for use in the manufacture of secondary products (i.e., fiberglass and roadway materials). Glass recycling helps relieve the burden on the nation's landfills, while significantly reducing the need for virgin materials. Recycling also results in energy savings and reductions in air emissions. The Company has no technological barriers to using all of the recycled glass it can reasonably expect to obtain from public/private collection programs as long as such glass meets incoming material quality standards.

    INTERNATIONAL GLASS OPERATIONS

    The Company has added to its international operations by acquiring glass container companies with leading positions in growing markets, increasing the capacity of selected foreign affiliates, and expanding the global network of glass container companies that license the Company's technical assistance. Including the AVIR acquisition, the Company has significant ownership positions in nineteen companies located in sixteen foreign countries and Puerto Rico. Most of the Company's international glass affiliates are the leading container manufacturers in their respective countries, producing a full line of containers for the soft drink, beer, wine, liquor, food, drug and chemical industries. Some of these companies also produce molds, mold parts, sand and feldspar, limestone, machines and machine parts, rolled glass, sheet glass and glass tableware. The Company's principal international glass affiliates are located in Latin America and Europe.

    Outside of the United States, unit shipments of glass containers have grown substantially in recent years. International glass operations are benefiting from increased consumer spending power, increased privatization of industry, a favorable climate for foreign investment, and global expansion programs by major customers. The lowering of trade barriers has resulted in healthier economies, rising standards of living, and growing demand for consumer products and quality packaging in developing countries. The increasing demand for quality packaging products in developing countries, where per capita glass container consumption is low, but rising, continues to create growth opportunities. This is reinforced by the fact that in many developing countries glass has a significant cost advantage over plastic and metal containers. Technologies which have produced productivity improvements in the Company's United States Glass Container operations are also being applied to the operations of foreign affiliates. The Company is continuing to pursue additional strategic alliances with international partners whose markets are growing and whose manufacturing operations can be enhanced by the Company's state-of-the-art technology and equipment, which enables such operations to improve quality, increase productivity, reduce bottle weights, and decrease energy consumption. Sales growth in countries where the Company does not have a direct ownership position may also provide a benefit to the Company in the form of royalties tied to sales volume of the Company's technical assistance licensees. As discussed in the section "General Development of Business", in February 1997, the Company completed the acquisition of a 79% controlling interest in AVIR. The addition of AVIR combined with existing affiliates located throughout Europe will position the Company to serve the large and steadily growing market for glass containers in Western Europe, as well as to meet the growing demand in Eastern and Central Europe.

PLASTICS AND CLOSURES INDUSTRY SEGMENT

    The Company is a leading plastic container manufacturer in the United States. The Company is the market leader in all plastic container and closures segments of the rigid packaging market. Plastic container sales represented 17%, 16% and 17% of the Company's consolidated net sales for the years ended December 31, 1996, 1995, and 1994, respectively. The Company's Plastics and Closures segment operates under the Owens-Brockway trade name and is comprised of four business units.

    PLASTIC PRODUCTS

    This unit, with 22 factories, manufactures rigid, semi-rigid, flexible and multi-layer plastic containers for a wide variety of uses, including household products, personal care products, health care products, chemicals and automotive products and food.

    CLOSURE AND SPECIALTY PRODUCTS

    This unit, with 10 manufacturing facilities, develops and produces closures and closure systems which incorporate functional features such as tamper evidence, child resistance and dispensing. In addition, this unit's diverse product line includes trigger sprayers, finger pumps, and lotion pumps, as well as metal closures and finger pumps for the fragrance and cosmetic industry. In the United States, the Company has a sole license for Alcoa's technology for compression molded, tamper evident, thermoplastic closures. This unit also manufactures custom injection molded products, such as deodorant canisters and toothpaste dispensers.

    PRESCRIPTION PRODUCTS

    The Company's Prescription Products unit manufactures prescription containers. These products are sold primarily to drug wholesalers, major drug chains and the government. Containers for prescriptions include plastic and glass ovals, vials, rounds, squares and ointment jars. The only other major producer in the plastic containers segment of prescription drug packaging is Kerr Group, Inc.

    LABEL AND CARRIER PRODUCTS

    The broad line of labels produced by this unit includes polyethylene labels for in-mold labeling (IML) and laminated labels for beverage containers. Two proprietary carrier lines are also produced by this unit, both of which are predominantly used as six-pack and four-pack carriers for iced teas and other fruit drinks--Hi-Cone (a registered trademark of Illinois Tool Works Inc.) plastic carriers for cans and Contour-Pak-Registered Trademark- plastic carriers for bottles.

    MARKETS

    Major markets for these units include the household products, personal care products, health care products, and food and beverage industries.

    The plastic segment of the rigid packaging market is competitive and fragmented due to generally available technology, low costs of entry and customer emphasis on low package cost. A large number of competitors exists on both a national and regional basis. The Company competes by emphasizing total package supply (i.e. bottle, label, and closure system), diversified market positions, proprietary technology and products, new package development, and packaging innovation. The Company is one of two producers of the Hi-Cone multi-pack carrier (produced under a license agreement with the only other producer, Illinois Tool Works Inc.), and the only producer of the Contour-Pak carrier. The market for closures is divided into various categories in which several suppliers compete for business on the basis of price and product design.

    The Company's strategy has been to compete in the segments of the plastic packaging market where customers seek to use distinctive packaging to differentiate their products among a growing array of choices offered to consumers. The Company believes it is a leader in technology and development of custom products and has a leading market position for such products. The Company believes its plastic container and closure businesses have a competitive advantage as a result of one of the shortest new product development cycles in the industry, enabling the Company to provide superior service in the service-sensitive custom plastic container market. The Company's product innovations in plastic containers and closures include in-mold labeling for custom molded bottles, Contour-Pak carriers for 4, 6 and 8-pack applications, printed Contour-Pak carriers, multilayer structured bottles containing post consumer recycled resin, Flex-Band-Registered Trademark- and
PlasTop-Registered Trademark- tamper-evident closures, Clic
Loc-Registered Trademark- child- resistant closures and Pharmacy
Mate-Registered Trademark- reversible prescription container closures.

    Recycling content legislation, which has been enacted in several states, requires that a certain specified minimum percentage of recycled plastic be included in new plastic products. The Company has met such legislated standards in part due to its material and multilayer process technology.

    The Company's Plastics and Closures segment currently has technical assistance agreements with 20 companies in 13 countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales, and administration, allow the Company to participate in the worldwide growth of the plastic packaging industry.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the 7-Year Notes and the 10-Year Notes (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

    The Notes are to be issued under an Indenture, to be dated as of the Closing Date (the "Indenture"), between the Company, as issuer, and The Bank of New York, as Trustee ("the Trustee"), and will constitute two different series of Debt Securities described in the accompanying Prospectus. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

    The 7-Year Notes will be senior unsecured obligations of the Company, limited to $300.0 million aggregate principal amount, and will mature on May 15, 2004.

    The 10-Year Notes will be senior unsecured obligations of the Company, limited to $300.0 million aggregate principal amount, and will mature on May 15, 2007.

    The 7-Year Notes and the 10-Year Notes will bear interest at the respective rates shown on the front cover of this Prospectus Supplement from May 15, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the May 1 or November 1 immediately preceding the corresponding Interest Payment Date) on May 15 and November 15 of each year, commencing November 15, 1997.

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee located in New York, New York); provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Security Register.

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

    The Notes will be issued in the form of one or more Global Securities as described under "Description of Debt Securities---Global Debt Securities" in the accompanying Prospectus which will be registered in the name of The Depository Trust Company or its nominee.

OPTIONAL REDEMPTION

    Neither the 7-Year Notes nor the 10-Year Notes will be redeemable prior to maturity.

RANKING

    The Notes will be senior unsecured indebtedness of the Company, and will rank PARI PASSU in right of payment with all existing and future senior unsecured indebtedness of the Company, and senior in right of payment to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. At March 31, 1997, on a pro forma basis after giving effect to the Refinancing and the AVIR Acquisition, the Company (excluding its subsidiaries) would have had approximately $3.0 billion of indebtedness outstanding, and the Company's subsidiaries would have had approximately $2.4 billion of liabilities. See "Risk Factors--Leverage; Restrictive Debt Covenants," "--Holding Company Structure," and "Consolidated Capitalization."

SINKING FUND

    The Notes will not be subject to the operation of any sinking fund.

COVENANTS

    The Indenture will contain, among others, the following covenants, which will be applicable to both series of Notes.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES

    The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, make any loan, advance, guaranty or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement, or understanding with, or for the benefit of, any Affiliate of the Company (each an "Affiliate Transaction") involving aggregate consideration in excess of $5.0 million for any one transaction, except on terms that are no less favorable to the Company or the relevant Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's length basis from a person that is not such an Affiliate.

    The foregoing limitation does not limit, and shall not apply to, (i) transactions (x) in respect of which the Company or such Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, appraisal or consulting firm stating that the transaction is fair to the Company or such Subsidiary from a financial point of view or (y) approved by a majority of the disinterested members of the Board of Directors of the Company or, if there are no such directors, a majority of the directors of the Company,
(ii) the payment of reasonable and customary regular fees paid to, and indemnity provided on behalf of, officers, directors, employees and consultants to the Company or its Subsidiaries, (iii) payments or loans to officers, directors and employees of the Company for business or personal purposes and other loans and advances to such officers, directors and employees for travel, entertainment, moving and other relocation expenses made in the ordinary course of business of the Company and its Subsidiaries, (iv) the payment by the Company or any of its Subsidiaries to KKR and its Affiliates of (1) fees for any financial, advisory, financing, underwriting or placement services or in respect of other investment banking activities, including without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of the Company, and (2) annual management, consulting and advisory fees and related expenses, (v) any agreement in effect as of the Closing Date or any amendment thereto (so long as such amendment is not disadvantageous to the Holders in any material respect) or any transaction contemplated thereby, (vi) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business which are fair to the Company or its Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof and (vii) transactions between or among any of the Company and its Subsidiaries.

    LIMITATION ON LIENS

    The Indenture will provide that the Company will not, and will not permit any Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Subsidiary held by the Company or any Subsidiary in order to secure any Indebtedness of the Company, without making effective provision for all of the Notes and all other amounts due under the Indenture relating to the Notes to be directly secured equally and ratably with (or, if the Indebtedness to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the Indebtedness secured by such Lien until such time as such Indebtedness is no longer secured by any such Liens.

    The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or properties of the Company or its Subsidiaries, or any shares of Capital Stock or Indebtedness of any Subsidiary held by the Company or any Subsidiary, securing Indebtedness of the Company created in favor of the Holders; (iii) Liens securing Indebtedness which is incurred to refinance Indebtedness which is secured by Liens permitted to be incurred under the Indenture; provided that such Liens do not extend to or cover any property or assets of the Company or any Subsidiary other than the property or assets securing the Indebtedness being refinanced; or
(iv) Permitted Liens.

    INVESTMENTS IN UNRESTRICTED SUBSIDIARIES

    The Indenture will provide that the Company will not make, and will not permit any Subsidiary to make, any Investments in Unrestricted Subsidiaries if, at the time thereof, the aggregate amount of such Investments would exceed the sum of $150,000,000.

    CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture will provide that the Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person in one or more related transactions unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the person formed by or surviving any such consolidation or merger (if other than the Company) or the person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (if other than the Company) assumes all the obligations of the Company under the Notes and the Indenture; and (c) immediately prior to and after giving effect to the transaction, no Default (as defined in the Indenture) or Event of Default shall have occurred and be continuing. Notwithstanding the foregoing, any Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

    PAYMENTS FOR CONSENT

    The Indenture will provide that neither the Company nor any Subsidiary of the Company shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of the 7-Year Notes or the 10-Year Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or such Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of such Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

DEFAULTS

    The following are Events of Default with respect to each of the 7-Year Notes and the 10-Year Notes under the Indenture: (a) failure to pay the principal of, or premium, if any, on such Notes when due and payable; (b) failure to pay any interest on such Notes when due, continued for 30 days; (c) failure to perform or observe any other agreements of the Company in such Indenture continued for 60 days after written notice; (d) failure to comply with the provisions of the Indenture applicable to consolidation, merger and sale of assets of the Company;
(e) acceleration of $125,000,000 or more, individually or in the aggregate, in principal amount of Indebtedness of the Company under the terms of the instrument under which such indebtedness is issued or secured, except as a result of compliance with applicable laws, orders or decrees, if such Indebtedness shall not have been discharged or such acceleration is not annulled within ten days after written notice; and (f) certain events of bankruptcy, insolvency or reorganization.

    If an Event of Default with respect to a series of outstanding Notes (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 50% in principal amount of the outstanding series of Notes by notice, as provided in the Indenture, may declare the unpaid principal amount of, and any accrued and unpaid interest on, all Notes of such series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to such series of Notes has been made, the holders of a majority in principal amount of the outstanding Notes of such series may, under certain circumstances, rescind and annul such acceleration if the rescission would not conflict with any judgment or decree and if all existing Events of Default with respect to that series have been cured or waived except nonpayment of principal (or such lesser amount) or interest that has become due solely because of the acceleration. For information as to waiver of defaults, see "Description of Debt Securities--Modification and Waiver" in the accompanying Prospectus.

    The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding series of Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to such series of Notes.

    The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

DEFEASANCE

    The provisions described under "Description of Debt Securities--Defeasance of Debt Securities and Certain Covenants in Certain Circumstances" in the accompanying Prospectus are applicable to the Notes. Each of the covenants described under "--Covenants" may be subject to covenant defeasance.

MODIFICATION AND WAIVER

    The provisions described under "Description of Debt Securities--Modification and Waiver" in the accompanying Prospectus are applicable to the Notes.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture which will be applicable to both series of Notes. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

    "Affiliate" means, as applied to any person, any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise.

    "Capitalized Lease Obligation" means, as applied to any person, any lease of any property (whether real, personal or mixed) by that person as lessee which, in conformity with GAAP, is required to be accounted for as a capital lease on the balance sheet of that person.

    "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

    "Closing Date" means the date on which the Notes are originally issued under the Indenture.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "GAAP" means, subject to certain provisions of the Indenture, generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the Closing Date.

    "Indebtedness" of any person means, without duplication, with respect to such person, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capitalized Lease Obligations), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet), and shall also include, to the extent not otherwise included, the guaranty by such person of items which would be included within this definition, obligations in respect of Currency Agreements and Interest Rate Agreements and the maximum fixed repurchase price of any Redeemable Stock. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date of determination, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock.

    "Interest Rate Agreements" means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its Subsidiaries against fluctuations in interest rates.

    "Investment" means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of any person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by any other person. For the purposes of the definition of "Unrestricted Subsidiary" and the covenant "INVESTMENTS IN UNRESTRICTED SECURITIES" (i) the amount of any "Investment" shall be the fair market value of the net assets of any Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary that is designated a Subsidiary and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

    "Permitted Liens" means (i) Liens (including extensions and renewals thereof) upon real or personal (whether tangible or intangible) property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness incurred, (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within 12 months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (ii) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease; (iii) Liens on property of, or on shares of Capital Stock or Indebtedness of, any person existing at the time such person becomes, or becomes a part of, the Company or any Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Subsidiary other than the property or assets acquired; (iv) Liens in favor of the Company or any Subsidiary; (v) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (vi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (vii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Subsidiaries in the ordinary course of business of the Company and its Subsidiaries; (viii) Liens on or sales of receivables; (ix) Liens securing the Company's obligations in respect of bankers' acceptances issued or created to facilitate the purchase, shipment or storage of inventory or other goods; and (x) in addition to any other Liens permitted to be incurred pursuant to the Indenture, Liens securing Indebtedness in an amount not to exceed $500.0 million.

    "Redeemable Stock" means any equity security that by its terms or otherwise is required to be redeemed prior to the stated maturity of the applicable series of Notes, or is redeemable at the option of the holder thereof at any time prior to the stated maturity of such Notes.

    "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof; provided that an Unrestricted Subsidiary shall not be deemed to be a Subsidiary of the Company for purposes of the Indenture.

    "Unrestricted Subsidiary" means (1) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns, or holds any Lien on, any property of, the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated; provided that either (x) the fair market value of the net assets of the Subsidiary to be so designated is $1,000 or less or (y) if the fair market value of the net assets of such Subsidiary is greater than $1,000, the amount of the Company's Investments in Unrestricted Subsidiaries at the time of designation is less than $150,000,000. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

                                  UNDERWRITERS

    Under the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below:

                                                                                     PRINCIPAL        PRINCIPAL
                                                                                  AMOUNT OF 7.85%  AMOUNT OF 8.10%
                                                                                      SENIOR           SENIOR
              UNDERWRITER                                                         NOTES DUE 2004   NOTES DUE 2007
--------------------------------------------------------------------------------  ---------------  ---------------
Morgan Stanley & Co. Incorporated...............................................   $ 120,000,000    $ 120,000,000
BT Securities Corporation.......................................................      45,000,000       45,000,000
Credit Suisse First Boston Corporation..........................................      45,000,000       45,000,000
NationsBanc Capital Markets, Inc................................................      45,000,000       45,000,000
Salomon Brothers Inc ...........................................................      45,000,000       45,000,000
                                                                                  ---------------  ---------------
    Total.......................................................................   $ 300,000,000    $ 300,000,000
                                                                                  ---------------  ---------------
                                                                                  ---------------  ---------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to receipt of an opinion of counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.

    The Underwriters propose initially to offer part of the Notes to the public at the public offering prices set forth on the cover page hereof and in part to certain dealers at prices that represent a concession not in excess of .50% and
 .60% of the principal amount of the 7-Year Notes and the 10-Year Notes, respectively. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of each series of Notes to certain other dealers. After the initial offering of the Notes, the respective offering prices and other selling terms may from time to time be varied by the Underwriters.

    The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

    In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the respective prices of the Notes. Specifically, the Underwriters may over-allot in connection with the Senior Note Offerings, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the respective prices of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, Morgan Stanley & Co. Incorporated may reclaim selling concessions allowed to an Underwriter or dealer for distributing Notes in the Senior Note Offerings, if Morgan Stanley & Co. Incorporated repurchases previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Underwriters or their affiliates have provided and will in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for the Company, KKR and certain of their affiliates in the ordinary course of business for which they have received and will receive customary compensation. In addition, Morgan Stanley & Co. Incorporated is a managing underwriter in the Equity Offerings and is a co-dealer manager in the Tender Offer. Salomon Brothers Inc is also the lead underwriter in the Equity Offerings.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Notes will be passed upon by Latham & Watkins, San Francisco, California, as counsel for the Company, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock of the Company. Such persons do not have the power to vote or dispose of such shares of Common Stock. Simpson Thacher & Bartlett has from time to time acted as counsel for the Company and KKR in certain matters.

                              OWENS-ILLINOIS, INC.

                                                                    [LOGO]
                                DEBT SECURITIES
                                  COMMON STOCK

                            ------------------------
    Owens-Illinois, Inc. (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $2,500,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities") and (b) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock. The Company's payment obligations under any series of Debt Securities may be guaranteed by Owens-Illinois Group, Inc., a wholly owned subsidiary of the Company ("Group"). The Debt Securities, including any guarantee of the Debt Securities, and the Common Stock are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

    Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture (as herein defined) will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See "Description of Debt Securities--Consolidation, Merger and Sale of Assets."

    The Company's Common Stock is traded on The New York Stock Exchange under the symbol OI. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on The New York Stock Exchange. On April 17, 1997, the last reported sale price of the Common Stock on The New York Stock Exchange was $25 1/2 per share. The Company has not yet determined whether any of the Debt Securities offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.

                 The date of this Prospectus is April 18, 1997.

                             AVAILABLE INFORMATION

    The Company and Group have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company, Group and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an Exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

    Each of the Company and Group is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company and Group with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov, that contains reports, proxy and other information regarding registrants that file electronically with the Commission and certain of the Company's and Group's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

        (1) the Company's and Group's Annual Report on Form 10-K for the year ended December 31, 1996;

        (2) the Company's and Group's Current Report on Form 8-K filed with the Commission on December 31, 1996, as amended by Form 8-K/A filed with the Commission on March 3, 1997;

        (3) the Company's and Group's Current Report on Form 8-K filed with the Commission on March 31, 1997;

        (4) the Company's and Group's Current Report on Form 8-K filed with the Commission on April 17, 1997;

        (5) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 3, 1991, as amended;

        (6) all other documents subsequently filed by the Company or Group pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus may not be used to consummate sales of offered securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular offered Securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to the Corporate Secretary, Owens-Illinois, Inc., One SeaGate, Toledo, Ohio 43666, (telephone (419) 247-5000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS, INCLUDING ANY DOCUMENTS THAT ARE INCORPORATED BY REFERENCE AS SET FORTH IN "INFORMATION INCORPORATED BY REFERENCE," CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. SUCH STATEMENTS ARE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE," "ESTIMATE," "PROJECTS," "MANAGEMENT BELIEVES," "THE COMPANY BELIEVES" AND SIMILAR WORDS OR PHRASES. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES OR ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED.

                                  THE COMPANY

    The Company, through its subsidiaries, is the successor to a business established in 1903. The Company is one of the world's leading manufacturers of packaging products. Approximately one of every two glass containers made worldwide is made by the Company, its affiliates or licensees. In addition to being the largest manufacturer of glass containers in the United States, North America, South America and India, and the second largest in Europe with the acquisition of Avir S.p.A., the Company is a leading manufacturer in the United States of plastic containers, plastic closures, plastic prescription containers, labels, and multipack plastic carriers for beverage containers. Since 1992, through acquisitions and investments strategic to its core businesses, the Company has furthered its market leadership position in the geographic areas in which it competes. During the years 1993 through 1996, the Company has invested more than $1.0 billion in capital expenditures alone (excluding acquisition expenditures) to improve productivity and increase capacity in key locations.

    Group is a wholly owned subsidiary of the Company. The principal offices of the Company and Group are located at One SeaGate, Toledo, Ohio 43666, and the telephone number of each is (419) 247-5000.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds would be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures and acquisitions or the repayment or refinancing of the Company's indebtedness, including the Company's $250.0 million Senior Subordinated Notes which are redeemable at 100% of principal amount on and after April 1, 1997, and the Company's remaining Senior Subordinated Notes, aggregating $700.0 million, which are redeemable beginning on various dates throughout 1997, commencing June 15, 1997. The factors which the Company will consider in any refinancing will include the number of shares of Common Stock and/or the amount and characteristics of any Debt Securities issued and may include, among others, the impact of such refinancing on the Company's liquidity, debt-to-capital ratio and earnings per share. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities or to reduce indebtedness under its Bank Credit Agreement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated.

                                                                                                YEARS ENDED DECEMBER 31,
                                                                                            --------------------------------
                                                                                            1996   1995   1994   1993   1992
                                                                                            ----   ----   ----   ----   ----
Ratio of earnings to fixed charges (a)....................................................  2.0x   1.9x   1.5x    (b)   1.5x

------------------------

(a) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include interest expense and that portion of rentals representative of an interest factor.

(b) Earnings of the Company were insufficient to cover fixed changes for the year ended December 31, 1993 in the amount of $292.0 million due to a $250.0 million charge in the fourth quarter of 1993 principally related to the Company's restructuring program and a $325.0 million charge in the fourth quarter of 1993 for estimated uninsured future asbestos-related costs.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

    Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and an accompanying Prospectus Supplement.

GENERAL

    The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

    The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) the price or prices (expressed as a percentage of the aggregate principal amount therof) at which the Offered Debt Securities will be issued; (4) any limit upon the aggregate principal amount of the Offered Debt Securities; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (7) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom such interest is payable; (8) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (9) the obligation of the Company, if any, to redeem, repurchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period or periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repurchased or repaid pursuant to such obligation; (10) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (11) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (12) any addition to or change in the covenants which apply to the Offered Debt Securities; (13) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default;" (14) whether the Offered Debt Securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities;
(15) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into Common Stock; (16) the nature and terms of the security for any secured Offered Debt Securities; (17) the form and terms of any guarantee of the Offered Debt Securities; and (18) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

    Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

STATUS OF DEBT SECURITIES

    The Senior Debt Securities will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Company.

    The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. With respect to any series of Senior Subordinated Debt Securities, "Senior Indebtedness" of the Company will be defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of the Company of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); provided, however, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any Subordinated Debt Securities.

    The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

    No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an "Event of Default") in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

    If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional senior indebtedness.

CONVERSION RIGHTS

    The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

    Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person or entity other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

    Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after giving effect to the transaction, no Default (as defined in the Indenture) or Event of Default shall have occurred and be continuing.

CERTAIN OTHER COVENANTS

    Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

    With respect to any series of Senior Subordinated Debt Securities, the Company will agree not to issue Debt which is, expressly by its terms, subordinated in right of payment to any other Debt of the Company and which is not expressly made PARI PASSU with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

    The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

EVENTS OF DEFAULT

    Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise;
(b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 30 days; (c) an Event of Default, as defined in the Debt Securities of that series, occurs and is continuing, or the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and
(d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Debt Securities until the Trustee or the holders of at least 50% in principal amount of the then outstanding Debt Securities of that series notify the Company of the Default and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

    If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 50% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

    The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

    The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

    Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of, premium, if any, or change the fixed maturity of any Debt Security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto; (iv) make any Debt Security payable in currency other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any Debt Security;
(vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture or (vii) reduce the principal amount of Original Issue Discount Securities payable upon acceleration of the maturity thereof. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt
Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of, or any interest on, any Debt Security with respect to the Debt Securities of that series; provided, however, that the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    LEGAL DEFEASANCE. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) upon the deposit with the Trustee, in trust, of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

    DEFEASANCE OF CERTAIN COVENANTS. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that, upon compliance with certain conditions, the Company may omit to comply with the restrictive covenants contained in the Indenture, as well as any additional covenants contained in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto. The conditions include: the deposit with the Trustee of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

    DEFEASANCE AND EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts

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due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

GUARANTEES

    The Company's payment obligation under any series of Debt Securities may be guaranteed by Group. The terms of any such guarantees will be set forth in the applicable Prospectus Supplement.

REGARDING THE TRUSTEES

    The Trustee with respect to any series of Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; PROVIDED, HOWEVER, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

    The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                            SECTION 203 OF THE DGCL

    The Company is subject to the "business combination" statute of the Delaware General Corporation Law (the "DGCL"), an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date of the transaction in which a person became an "interested stockholder," unless (i) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of a least 66% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits the Company to elect not to be governed by its provisions, the Company to date has not made this election. As a result of the application of
Section 203, potential acquirors of the Company may be discouraged from attempting to effect an acquisition transaction with the Company, thereby

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possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any such underwriter, or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell or exchange Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

    To facilitate an offering of a series of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

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    Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business, including refinancing of the Company's indebtedness. See "Use of Proceeds."

                                 LEGAL MATTERS

    Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, San Francisco, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares of Common Stock.

                                    EXPERTS

    The consolidated financial statements of Owens-Illinois, Inc. appearing in the Company's and Group's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Avir Finanziaria S.p.A. and subsidiaries as of and for the year ended December 31, 1995, appearing in the Form 8-K/A of Owens-Illinois, Inc., dated March 3, 1997, have been audited by KPMG S.p.A., independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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